UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

(Free Translation of the original in Portuguese)
FEDERAL GOVERNMENT
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION – ITR	Brazilian Corporation Law
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES	Date: September 30, 2005

REGISTRATION WITH CVM SHOULD NOT BE CONSTRUED AS AN EVALUATION OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01866-0	2 - COMPANY NAME CPFL ENERGIA S.A	3 - CNPJ (Federal Tax ID) 02.429.144/0001-93
4 - NIRE (State Registration Number) 353.001.861.33

01.02 - HEAD OFFICE

1 - ADDRESS Rua Gomes de Carvalho, 1510 14º andar – Conjunto 2			2 - DISTRICT Vila Olímpia
3 - ZIP CODE 04547-005	4 - CITY São Paulo			5 - STATE SP
6 - AREA CODE 019	7 - TELEPHONE 3756-8018	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 019	12 - FAX 3756-8392	13 - FAX -	14 - FAX -
15 - E-MAIL ri@cpfl.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME José Antonio de Almeida Filippo
2 – ADDRESS Rodovia Campinas Mogi-Mirim, 1755, Km 2,5			3 - DISTRICT Jardim Santana
4 - ZIP CODE 13088-900	5 - CITY Campinas			6 - STATE SP
7 - AREA CODE 019	8 - TELEPHONE 3756-8704	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 019	13 - FAX 3756-8777	14 - FAX -	15 - FAX -
16 - E-MAIL jfilippo@cpfl.com.br

01.04 – ITR REFERENCE AND AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1 - BEGINNING	2. END	3 - QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
01.01.2005	12.31.2005	3	07.01.2005	09.30.2005	2	04.01.2005	06.30.2005
09 - INDEPENDENT ACCOUNTANT Deloitte Touche Tohmatsu Auditores Independentes					10 - CVM CODE 00385-9
11. PARTNER IN CHARGE José Carlos Amadi					12 - CPF (INDIVIDUAL TAX ID) 060.494.668-66

01.05 - CAPITAL STOCK

Number of Shares (in units)	1 – Current Quarter 09.30.2005	2 –Previous Quarter 06.30.2005	3 – Same Quarter of Last Year 09.30.2004
Paid-in Capital
1 - Common	460,894,313	456,734,666	411,869,796
2 - Preferred	0	0	0
3 - Total	460,894,313	456,734,666	411,869,796
Treasury Stock
4 - Common	1	0	0
5 - Preferred	0	0	0
6 - Total	1	0	0

01.06 - COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industrial and Other
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 112 – Electric energy
5 - MAIN ACTIVITY Holding
6 - CONSOLIDATION TYPE Full
7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 - COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Federal Tax ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE Dividends	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	06.29.2005	Interest on equity	09.09.2005	ON	0.1684122660
02	RCA	08.09.2005	Dividends	09.09.2005	ON	0.7086771370

01.09 - SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF CHANGE	3 - CAPITAL STOCK (IN THOUSANDS OF REAIS)	4 - AMOUNT OF CHANGE (IN THOUSANDS OF REAIS)	5 - NATURE OF CHANGE	7 - NUMBER OF SHARES ISSUED (IN UNITS)	8 -SHARE PRICE WHEN ISSUED (IN REAIS)
01	05.06.2005	4,107,344	25,308	Assets or Credits Subscription	1,440,409	17.5700000000
02	06.20.2005	4,192,921	85,577	Merger of Shares	3,665,488	23.3467911640
03	07.25.2005	4,266,589	73,668	Assets or Credits Subscription	4,159,647	17.7100000000

01.10 - INVESTOR RELATIONS OFFICER

1- DATE 11/08/2005	2 – SIGNATURE

02.01 - BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 09/30/2005	4 - 06/30/2005
1	Total assets	4,548,535	4,722,176
1.01	Current assets	392,169	754,493
1.01.01	Cash and banks	94,214	228,597
1.01.02	Credits	296,830	525,896
1.01.02.01	Dividends and interest on equity	231,677	444,994
1.01.02.02	Other receivables	0	2
1.01.02.03	Financial Investments	21,814	19,451
1.01.02.04	Recoverable taxes	43,339	61,449
1.01.03	Inventories	0	0
1.01.04	Other	1,125	0
1.01.04.01	Derivative contracts	1,125	0
1.02	Noncurrent assets	108,341	152,538
1.02.01	Other receivables	107,772	109,209
1.02.01.01	Financial Investments	107,772	109,209
1.02.02	Related parties	0	43,329
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	43,329
1.02.02.03	Other related parties	0	0
1.02.03	Other	569	0
1.02.03.01	Derivative contracts	569	0
1.03	Permanent assets	4,048,025	3,815,145
1.03.01	Investments	4,047,736	3,814,991
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	4,047,736	3,814,991
1.03.01.02.01	Permanent equity interests	3,014,361	2,767,664
1.03.01.02.02	Goodwill and negative goodwill	1,033,375	1,047,327
1.03.01.03	Other investments	0	0
1.03.02	Property, plant and equipment	87	0
1.03.03	Deferred charges	202	154

02.02 - BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 09/30/2005	4 - 06/30/2005
2	Total liabilities and shareholders' equity	4,548,535	4,722,176
2.01	Current liabilities	2,836	435,550
2.01.01	Loans and financing	0	17,297
2.01.01.01	Interest on debts	0	3,195
2.01.01.02	Loans and financing	0	14,102
2.01.02	Debentures	0	0
2.01.03	Suppliers	1,161	2,296
2.01.04	Taxes and social contributions payable	325	19,485
2.01.05	Dividends and interest on equity	1,278	389,059
2.01.06	Reserves	0	0
2.01.07	Related parties	0	0
2.01.08	Other	72	7,413
2.01.08.01	Accrued liabilities	10	10
2.01.08.02	Derivative contracts	0	7,398
2.01.08.03	Other	62	5
2.02	Long-term liabilities	25,200	79,759
2.02.01	Loans and financing	0	56,409
2.02.02	Debentures	0	0
2.02.03	Reserves	0	0
2.02.04	Related parties	0	0
2.02.05	Other	25,200	23,350
2.02.05.01	Derivative contracts	25,200	23,350
2.03	Deferred income	0	0
2.05	Shareholders’ equity	4,520,499	4,206,867
2.05.01	Capital	4,266,589	4,192,921
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	13,946	13,946
2.05.04.01	Legal	13,946	13,946
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	239,964	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	5 - 01/01/2004 to 09/30/2004
3.01	Operating revenues	0	0	0	0
3.02	Deductions from operating revenues	0	0	0	0
3.03	Net operating revenues	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross operating income	0	0	0	0
3.06	Operating expenses/income	242,197	648,158	(5,991)	171,149
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(1,791)	(5,612)	(6,567)	(17,661)
3.06.03	Financial	(2,708)	(19,888)	(18,428)	(35,778)
3.06.03.01	Financial income	16,664	119,863	22,326	88,867
3.06.03.01.01	Interest on equity	0	80,273	0	52,110
3.06.03.01.02	Other financial income	16,664	39,590	22,326	36,757
3.06.03.02	Financial expenses	(19,372)	(139,751)	(40,754)	(124,645)
3.06.03.02.01	Interest on equity	0	(76,920)	0	0
3.06.03.02.02	Goodwill amortization	(13,954)	(40,829)	(18)	(54)
3.06.03.02.03	Other financial expenses	(5,418)	(22,002)	(40,736)	(124,591)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0

03.01 - INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	5 - 01/01/2004 to 09/30/2004
3.06.06	Equity in subsidiaries	246,696	673,658	19,004	224,588
3.06.06.01	Companhia Paulista de Força e Luz	180,613	475,795	(19,503)	98,097
3.06.06.02	CPFL Geração de Energia S.A.	31,821	85,454	13,746	50,468
3.06.06.03	CPFL Comercialização Brasil S.A.	34,200	112,325	24,761	76,023
3.06.06.04	Companhia Piratininga de Força e Luz	62	84	0	0
3.07	Income (loss) from operations	242,197	648,158	(5,991)	171,149
3.08	Nonoperating income/expense	(21)	(648)	0	(204)
3.08.01	Income	(21)	10	0	33
3.08.02	Expenses	0	(658)	0	(237)
3.09	Income before taxes on income and minority interest	242,176	647,510	(5,991)	170,945
3.10	Income tax and social contribution	(2,212)	(3,596)	0	0
3.10.01	Social contribution	(563)	(931)	0	0
3.10.02	Income Tax	(1,649)	(2,665)	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on equity	0	(3,353)	0	(52,110)
3.15	Net income (loss) for the period	239,964	640,561	(5,991)	118,835
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	460,894,312	460,894,312	411,869,796	411,869,796
	INCOME PER SHARE	0.52065	1.38982		0.28853
	LOSS PER SHARE			(0.01455)

04.01 – NOTES TO THE INTERIM FINANCIAL STATEMENTS

(1) OPERATIONS

CPFL Energia S.A. (“CPFL Energia” or “Company”) is a publicly quoted corporation incorporated for the principal purpose of acting as a holding company, participating in the capital of other companies primarily dedicated to electric energy distribution, generation and commercialization activities.

The Company has direct and indirect interests in the following operational subsidiaries, allocated by line of business:

Subsidiary	Consolidation Method	Equity Interest - %

		Direct	Indirect (*)

Energy Distribution
Companhia Paulista de Força e Luz ("CPFL Paulista")	Full	94.94	-
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Full	0.13	97.41
Rio Grande Energia S.A. ("RGE")	Proportionate	-	67.07

Energy Generation
CPFL Geração de Energia S.A. ("CPFL Geração")	Full	100.00	-
CPFL Centrais Elétricas S.A. ("CPFL Centrais Elétricas")	Full	-	100.00
SEMESA S.A. ("SEMESA")	Full	-	100.00
CPFL Sul Centrais Elétricas Ltda ("CPFL Sul Centrais Elétricas")	Full	-	100.00
CERAN - Companhia Energética Rio das Antas ("CERAN")	Proportionate	-	65.00
Foz do Chapecó Energia S.A. ("Foz do Chapecó")	Proportionate	-	66.67
Campos Novos Energia S.A. ("ENERCAN")	Proportionate	-	48.72
BAESA - Energética Barra Grande S.A. ("BAESA")	Proportionate	-	25.01

Energy Commercialization
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Full	100.00	-
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("Clion")	Full	-	100.00
Sul Geradora Participações S.A. ("SGP")	Proportionate	-	67.23

(*) Refer to the interests held by direct subsidiaries.

(2) PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The parent company's and consolidated interim financial statements have been prepared in accordance with principles, practices and criteria consistent with those adopted for preparing the prior year’s financial statements, and should be analyzed together with those statements. These interim financial statements are presented in thousands of Brazilian reais and were prepared in accordance with generally accepted accounting principles in Brazil, in accordance with the Accounting Manual of the Public Electric Energy Service, as defined by National Electric Energy Agency (“ANEEL”) and the standards published by the Brazilian Securities Commission (“CVM”).

In order to improve the information presented to the market, the Cash Flow Statements of the parent company and consolidated for the nine months ended September 30, 2005 and 2004 are being presented as supplementary information (note 32).

The Cash Flow Statements were prepared in accordance with the criteria established by “FAS 95 – Statement of Cash Flows”, with respect to the presentation format, within the context of registering the Company's financial statements with the Securities and Exchange Commission – SEC in the United States of America, which occurred during 2004. Therefore, in order to ensure the comparability of information, reclassifications were made in the Cash Flow Statement for the nine months ended in September 30, 2004.

The Company and its subsidiaries recorded, in the three-month and nine-month periods ended September 30, 2005, the credits on operating costs and expenses offset in the PIS and COFINS calculations, net of the respective cost and expense accounts, according to the provisions of IBRACON Technical Interpretation No. 1/2004. The income statements for the three-month and nine-month periods ended September 30, 2004 were reclassified, with respect to these criteria, in order to ensure the comparability of the information.

Consolidation Principles

The consolidated interim financial statements cover the balances and transactions of the Company and its subsidiaries CPFL Paulista, CPFL Geração and CPFL Brasil. As of September 30, 2005, June 30, 2005, and September 30, 2004, the asset, liability and income balances were fully consolidated. Prior to consolidation into the Company's financial statements, the financial statements of CPFL Paulista, CPFL Geração and CPFL Brasil were consolidated with those of their subsidiaries, fully (majority-owned subsidiaries) or proportionally (joint subsidiaries), according to the rules defined in CVM Instruction No. 247/96. Observing the conditions described above, the portion related to the non-controlling shareholders is stated separately in liabilities and in the income statements for the period.

(3) REGULATORY ASSETS AND LIABILITIES

	Consolidated

	Current		Noncurrent

	September	June	September	June
	30, 2005	30, 2005	30, 2005	30, 2005

Assets

Consumers, Concessionaires and Licensees (note 5)
RTE - Extraordinary Tariff Adjustment (a)	262,792	267,492	227,687	260,960
Tariff Review and Tariff Increase (b)	40,952	25,495	22,398	22,398
PIS and COFINS - Generators pass-through (b)	16,715	12,641	-	-
Free Energy (a)	102,728	103,792	151,510	163,266

Deferred Costs Variations (note 10)
Parcel "A" (a)	-	-	466,462	445,328
CVA and Interministerial Ordinance 116 (c)	357,913	341,852	73,129	117,222
Interministerial Ordinance 361 (c)	143,612	90,146	-	4,558

Prepaid Expenses
PIS and COFINS - Change in legislation (d)	34,715	39,427	16,146	18,264

Surplus Energy from 2005 Auctions (f)	3,094	-	5,089	-

Other Credits (note 12)
PERCEE	2,067	2,350	-	-
Low Income Consumers' Subsidy - Losses (e)	46,282	48,634	-	-

Liabilities

Suppliers (note 19)
Free Energy (a)	(92,717)	(93,743)	(167,979)	(219,340)
PIS and COFINS - Generators pass-through (b)	(16,562)	(12,793)	-	-

Deferred Gains Variations (note 10)
Parcel "A" (a)	-	-	(10,275)	(9,810)
CVA and Interministerial Ordinance 116 (c)	(76,323)	(99,499)	(1,389)	(4,550)
Interministerial Ordinance 361 (c)	(173,835)	(95,298)	-	-

Other Accounts Payable (note 23)
2003 Tariff Review (b)	(120,588)	(88,493)	(8,326)	(24,118)
Low Income Consumers' Subsidy - Gains (e)	(5,829)	(6,049)	-	-

Total	525,016	535,954	774,452	774,178

a) Rationing:

At the end of 2001, as a result of the Emergency Program for the Reduction of Electric Energy Consumption which remained in effect between June 2001 and February of 2002, an agreement was signed between the generators, power distributors and the Federal Government, called the "Overall Agreement for the Electric Energy Sector", which introduced, as a mechanism to reimburse the losses incurred by the electrical sector with this program, an Extraordinary Tariff Increase of 2.9% on electric power supply tariffs to residential consumers (except those considered to be a "low income consumer"), rural and public lighting and 7.9% for all other consumers.

This increase is being used to compensate the regulatory assets recorded by the subsidiaries related to the Extraordinary Tariff Adjustment - (“RTE”) and the Electricity from Independent Suppliers (“Free Energy”). The periods stipulated for realizing the RTE and the Free Energy at the subsidiaries CPFL Paulista and CPFL Piratininga are 72 and 61 months respectively, as from January 1, 2002, according to the republication on June 1, 2004 of ANEEL Normative Resolution No. 1, dated January 12, 2004. After recovering these assets, the Parcel "A" will be realized through a mechanism similar to the RTE’s.

As of September 30, 2005 and June 30, 2005, the subsidiaries CPFL Paulista and CPFL Piratininga posted provisions for losses on the realization of the Extraordinary Tariff Adjustment in the consolidated amount of R$ 32,250, recorded as a reduction of the noncurrent balances, and posted based on the projected results of the subsidiaries considering the growth of their markets, expectations of inflation, interest rates and regulatory aspects.

The movements of these regulatory assets and liabilities for the nine-month period ended September 30, 2005, net of the provision for losses, are as follows:

		Consolidated

		Free Energy

Description	RTE	Asset	Liability	Parcel "A"

Balances as of December 31, 2004	599,711	291,128	321,712	399,753
Monetary Restatement	81,562	37,859	36,929	56,434
Realization/Payment	(190,794)	(74,749)	(97,945)	-

Balances as of September 30, 2005	490,479	254,238	260,696	456,187

b) Periodic Tariff Review and Annual Tariff Increase:

CPFL Paulista

• Periodic Tariff Review of 2003

Through Approved Resolution 75, dated April 6, 2005, ANEEL approved the final result of the first periodic tariff review for April 2003 of the subsidiary CPFL Paulista, and established that the electric energy supply tariffs were to be realigned by 20.29% . In addition it established the Xe factor (which reflects the productivity gains) at 1.1352%, to be applied as a reduction factor to the manageable costs “Parcel B”, for the subsequent Annual Tariff Increases until the next periodic review in April of 2008.

With the validation of the regulatory remuneration base and the reintegration quota under the terms of Resolution 493, dated September 3, 2002, the subsidiary CPFL Paulista recognized a liability (note 23) as a balancing item to Revenue from Electricity Sales, in the amount of R$ 48,888 (see note 25). These amounts are being deducted from the Annual Tariff Increase that came into force on April 8, 2005, as Approved by ANEEL. The amount deducted and amortized in the accounts up to September 30, 2005 was R$ 19,882 (R$ 11,251 in this quarter).

In addition, the subsidiary CPFL Paulista recognized an asset in the amount of R$ 22,398 (note 5), recorded under noncurrent, as a balancing item to Electricity Sales to Final Consumers (note 25). This asset is due to the difference found in the tariff approved, as a function of the review of the regulatory depreciation rate of 4.64% per annum, used by ANEEL to calculate the reintegration quota and the percentage of 4.85% per annum, calculated by the subsidiary CPFL Paulista, based on information provided by the granting authority.

The management of the subsidiary CPFL Paulista substantiated the regulatory depreciation rate of 4.85% per annum, and began immediate discussions with ANEEL to clarify the issue. Due to the nature and clarity with which the data to be used by ANEEL in the review of this percentage can be substantiated, the subsidiary’s management considers that it will be successful in these discussions. Bearing in mind this situation, which will require additional discussions with the Regulatory Agency, the subsidiary CPFL Paulista considers that the tariff review of April 2003 will continue to be provisional with respect to the depreciation percentage.

• Tariff increase of 2005

ANEEL, through Approved Resolution 81, dated April 6, 2005, established the annual tariff increase for the subsidiary CPFL Paulista at an average percentage of 17.74%, in force for the tariffs as from April 8, 2005, composed as follows: (i) 10.58% due to the annual tariff increase; (ii) 7.16% due to the financial tariff components over and above the annual increase, especially the CVA, for the current year and 50%

of the CVA for the period from April 2002 to March of 2003, as established in Interministerial Ordinance 116, dated April 4, 2003.

In accordance with the Amendment to the Concession Contract signed on March 14, 2005, PIS and COFINS expenses effectively incurred by the Concessionaire were included in the Revenue from Electricity Sales accounts as from July 1, 2005, and they are accordingly not included in the tariff disclosed above.

Also, as a function of the basis stated in the approved Resolution, the subsidiary CPFL Paulista recognized under current assets the amount of R$ 16,875 (note 5), referring to reimbursement of the following costs: (i) Appraisal Report of Assets in the amount of R$ 1,350, (ii) PIS and COFINS in the amount of R$ 13,002, levied on the financial effects related to the April 2004 tariff increase, basically on amortization of the CVA billed in 2004, and (iii) the discounts applied to the Network Usage Charge – TUSD, billed in 2004 in the amount of R$ 2,523. These amounts were recorded in the first quarter of 2005 as a balancing item to the corresponding income accounts and are being passed through in the Annual Tariff Increased effective as from April 8, 2005, as Approved by ANEEL. The amount passed through and amortized in the accounts up to September 30, 2005 was R$ 6,863 (R$ 3,884 in this quarter).

The effects of increasing the PIS and COFINS rates were also taken into account in this Tariff Increase to be passed through to the generators, in the amount of R$ 15,351. The subsidiary CPFL Paulista recorded a liability (note 19) as a balancing item to the expense (note 26), of what is being passed through monthly to the generators, amounting to R$ 1,279 as from May 2005. The subsidiary CPFL Paulista also recorded an asset (note 5) as a balancing item to revenue (note 25), in the same amount as the liability, which is being amortized according to the billing to consumers. Up to September 30, 2005 the subsidiary CPFL Paulista amortized R$ 6,243 (R$ 3,533 in this quarter).

The amounts passed through to the tariffs corresponding to the PIS and COFINS mentioned in the above paragraphs are not final, since the criteria for including these taxes in the tariffs were the object of a specific discussion in a Public Hearing held on July 20, 2005 (ANEEL Convention No. 014/2005) and should be the subject of final regulation after completion of the work of the public hearing mentioned. Any differences that may exist in the amounts passed through should be compensated in the future.

In addition, ANEEL, through Official Letter No. 176/2005-SRE/ANEEL dated July 12, 2005, informed an inconsistency in the value of the expense for the purchase of electric energy from Itaipu Binacional considered in the calculation of the Annual Tariff Increase dated April 8, 2005. This inconsistency allowed the subsidiary CPFL Paulista to recognize the right to complementary revenue in the amount of R$ 41,206 net of PIS and COFINS (R$ 45,406 with PIS and COFINS), which will be restated according to the IGP-M and considered in the tariff increase of 2006. Of the total amount mentioned, the subsidiary CPFL Paulista recognized, up to September 30, 2005, a pro rata daily revenue of R$ 21,738, R$ 11,288 in this quarter (note 25) as a balancing item to the Tariff Increase Asset (note 5).

RGE

• Tariff increase of 2005

ANEEL, through Approved Resolution 92, dated April 18, 2005, established the annual tariff increase for the jointly-owned subsidiary RGE, increasing the electric energy tariffs by an average percentage of 21.93%, composed as follows: (i) 14.57% due to the annual tariff increase; (ii) 7.35% due to the financial tariff components over and above the annual increase, especially the CVA, for the current year and 50% of the CVA amounts for the prior period, as established in Interministerial Ordinance 116, dated April 4, 2003.

CPFL Piratininga

• 2003 Tariff Review

Through Approved Resolution nº 228, of October 18, 2005, ANEEL finally approved the result of the first periodical tariff review of the subsidiary CPFL Piratininga, of October 2003, with the approval of the Regulatory Remuneration Base and the reintegration quota, pursuant to Resolution 493, of September 3, 2002, and of the operating costs, based on the methodology of the referenced company, and the adjustment in the electricity supply tariffs was set at 9.67% .

Resolution ANEEL nº 336, dated August 16, 2001, concerning consent to the application for partial spinoff of Bandeirante Energia S.A. and partial transfer of the concession to the indirect subsidiary CPFL Piratininga, established that, at the time of the first tariff review of these companies, the lower of the two price adjustment indexes applied by the two concessionaires would apply. As Bandeirante obtained an index of 9.67 % and the indirect subsidiary CPFL Piratininga one of 11.52%, the index of 9.67% was adopted.

The permanent value for the component “Xe” of “Factor X”, which reflects the productivity gains, was also established at 0.8294%, to be applied to reduce manageable costs “Parcel B”, for subsequent annual tariff adjustments.

In view of the difference in income between the provisional tariff review of 10.51%, applied since October 23, 2004 on the electricity tariffs, and the final tariff review of 9.67%, it was determined that R$ 103,057 would be refunded to consumers, at base date October 22, 2005, to be compensated as from October 23, 2005 in the annual tariff adjustment approved by ANEEL. The indirect subsidiary CPFL Piratininga recognized a liability of R$ 99,908 (note 23) – pro rata to September 30, 2005, of which R$ 28,649 (note 25) is balancing item against Income from Electric Energy Supply, in addition to the amount of R$ 71,259, which is being recognized since September 2004.

• Tariff increase of 2005

Through Approved Resolution nº 229, dated October 18, 2005, ANEEL established the annual tariff adjustment of the indirect subsidiary CPFL Piratininga, increasing the electricity tariffs by an average of 1.54%, broken down as follows: 0.74% related to the annual tariff adjustment and 0.80% related to the tariff components not included in the annual adjustment. The external components include the last part of 50% of the CVA balance, determined in the period October 2002 to September 2003, and the tariff return arising from final approval of the 2003 Tariff Review.

In accordance with the Amendment to the Concession Contract signed on September 1, 2005, PIS and COFINS expenses effectively incurred by the indirect subsidiary CPFL Piratininga will be included in the Revenue from Electricity Sales accounts as from October 23, 2005, and are accordingly not included in the tariff disclosed above.

Also, as a function of the basis stated in the approved Resolution, the indirect subsidiary CPFL Piratininga recognized under current assets the amount of R$ 8,632 (note 5), referring to reimbursement of the following costs: (i) Appraisal Report of Assets in the amount of R$ 1,952, (ii) PIS and COFINS in the amount of R$ 3,234, levied on the financial effects related to the October 2004 tariff increase, basically on amortization of the CVA billed in 2004, (iii) the discounts applied to the Network Usage Charge – TUSD, billed in 2004 in the amount of R$ 1,486, and (iv) adjustment in the amount of R$ 1,960, pro rata to September 30, 2005, relating to the 2002 RGR difference wrongly deducted by ANEEL in the October 2004 tariff adjustment.

The indirect subsidiary CPFL Piratininga also has a TUSD regulatory assets relating to the 2004 tariff adjustment, amounting to R$ 570 as of September 30, 2005 (R$ 1,149 as of June 30, 2005).

The effects of increasing the PIS and COFINS rates were taken into account in this Tariff Increase to be passed through to the generators, in the amount of R$ 7,607. The indirect subsidiary CPFL Piratininga recorded a liability (note 19) as a balancing item to the expense (note 26), which will be passed through monthly in installments of R$ 634, as from November 2005. The indirect subsidiary CPFL Piratininga also recorded an asset (note 5) as a balancing item in income (note 25), in the same amount as the liability, which will be amortized in line with billing to the consumers, as from October 23, 2005.

The amounts passed through to the tariffs corresponding to the PIS and COFINS mentioned in the above paragraphs are not final, since the criteria for including these taxes in the tariffs were the object of a specific discussion in a Public Hearing held on July 20, 2005 (ANEEL Convention No. 014/2005) and should be the subject of final regulation after completion of the work of the public hearing mentioned. Any differences that may exist in the amounts passed through should be compensated in the future.

c) Deferred Costs and Gains Variations (CVA) and Interministerial Ordinances 116 and 361:

Refer to the compensation mechanism for the variations occurred in unmanageable costs incurred by the electric power distribution utilities. This variation is calculated from the difference between the expenses effectively incurred and the expenses estimated at the time of composing the tariffs for the annual tariff increases. Unmanageable costs are considered to be the expenses described in note 10.

By means of Interministerial Ordinance No. 116, dated April 4, 2003, the recovery of the balance of the CVA corresponding to the twelve-month period prior to the 2003 tariff increase was postponed for twelve months, and should be compensated in the supply tariffs for the twenty-four months subsequent to the Annual Tariff Increase for 2004.

Through Normative Resolution nº 153 dated March 14, 2005, ANEEL established criteria and procedures to calculate and pass through to the tariff, the costs related to the CVA of energy purchased, which was the object of the Interministerial Ordinance No. 361, dated November 26, 2004. As of September 30, 2005, the amounts related to Interministerial Ordinance No. 361 correspond to a net liability of R$ 30,223, in the consolidated. The net liabilities of the distributors in the amount of R$ 8,958 are pending approval by the regulatory organ, and are liable to change on their final approval.

d) Regulatory Asset resulting from the increase in PIS and COFINS:

Refers to the difference between the cost of the PIS and COFINS amounts determined in accordance with the current legislation and those incorporated into the tariff. Although the 2005 tariff adjustments already include the majority of these costs, this matter should be subject to final regulation after the conclusion of the public hearing called by ANEEL on July 20, 2005.

In the case of the indirect subsidiary CPFL Centrais Elétricas, ANEEL, through Approved Resolution nº 78 of April 6, 2005, provisionally approved the differences not covered by the tariffs for the period February 2004 to March 2005, and the amount of R$ 1,264 in this respect is being reimbursed by the subsidiary CPFL Paulista in 12 monthly installments of R$ 105 as from May 2005.

In view of their provisional nature, these amounts are subject to change at the time of their final approval by the regulatory agency.

e) Low Income Consumers’ Subsidy:

Due to the new guidelines and criteria for classifying consumer units in the low income residential subclass, a mismatch was found between the subsidies foreseen and those incorporated into the tariffs. Since these differences affect the energy distribution concessionaires or the final consumers, ANEEL has established a calculation methodology to be applied to enable the matching of accounts by means of previously established settlement criteria.

These differences were surveyed by the distributors on a monthly basis and are still subject to inspection by the regulatory agency.

The movements of the balances for the nine-month period ended September 30, 2005 were as follows:

	Consolidated

	Asset	Liability

Balances as of December 31, 2004	43,995	(5,175)
Loss (Gain) of Revenue	15,280	(2,036)
Amortization 2005 Tariff Increase	-	2,063
Receivables Approved by ANEEL	(12,993)	-
Monetary Restatement	-	(681)

Balances as of September 30, 2005	46,282	(5,829)

f) Surplus Energy from 2005 Auctions:

Decree nº 5,163, on July 30, 2004, obliges electric energy distribution concessionaires to guarantee 100% of their energy and power market through approved contracts, registered and Approved by ANEEL. Articles 28 and 29 of this Decree also guarantee that tariffs for electricity surpluses or shortfalls will be passed on to the distribution concessionaires, limited to 3% of the load requirement.

Net energy surpluses of the subsidiaries CPFL Paulista and CPFL Piratininga for the nine-month period ended September 30, 2005, were made available to CCEE for short-term sale, and are consequently liquidated at the spot market price, which is lower than the average Auction price.

This price difference in the cost of energy acquired through the Auction in 2005 and sold on the spot market resulted in a financial loss of R$ 8,183 for the subsidiaries CPFL Paulista and CPFL Piratininga, recorded as Prepaid Expenses in the account Surplus Energy from the 2005 Auctions. This loss is to be passed through to the final consumers in the 2006 Tariff Adjustment.

(4) CASH AND BANKS

	Parent Company		Consolidated

	September 30,2005	June	September	June
		30,2005	30,2005	30,2005

Bank deposits	746	41,099	174,153	215,247
Short-term financial investments	93,468	187,498	297,094	489,972

Total	94,214	228,597	471,247	705,219

The short-term financial investments correspond to operations with financial institutions under normal market conditions and rates and remunerated based on the variation of the Interbank Certificate of Deposit rate ("CDI").

(5) CONSUMERS, CONCESSIONAIRES AND LICENSEES

	Consolidated

		Past due		Total

	Balances	Up to 90	More than
	Coming Due	days	90 days	September	June
				30,2005	30,2005

Current
Consumer Classes
Residential	186,358	115,317	21,778	323,453	311,051
Industrial	155,102	60,381	43,204	258,687	257,299
Commercial	68,779	36,182	26,894	131,855	125,915
Rural	22,365	4,926	1,787	29,078	26,748
Public Administration	20,488	8,446	4,111	33,045	29,134
Public Lighting	23,390	7,248	32,381	63,019	59,913
Public Service	19,223	5,926	9,160	34,309	35,418

Billed	495,705	238,426	139,315	873,446	845,478

Unbilled	335,486	-	-	335,486	327,066
Tariff Review and Tariff Increase (note 3)	40,952	-	-	40,952	25,495
PIS and COFINS - Generators Pass-through (note 3)	16,715	-	-	16,715	12,641
CCEE Transactions	12,236	-	-	12,236	16,502
Concessionaires and Licensees	71,284	-	82	71,366	73,263
Other	43,021	-	-	43,021	40,354

Subtotal	1,015,399	238,426	139,397	1,393,222	1,340,799

Extraordinary Tariff Adjustment (note 3)	262,792	-	-	262,792	267,492
Free Energy (note 3)	102,728	-	-	102,728	103,792

Total	1,380,919	238,426	139,397	1,758,742	1,712,083

Noncurrent
CCEE Transactions	44,725	-	-	44,725	49,750
Extraordinary Tariff Adjustment (note 3)	227,687	-	-	227,687	260,960
Tariff Review (note 3)	22,398	-	-	22,398	22,398
Free Energy (note 3)	151,510	-	-	151,510	163,266

Total	446,320	-	-	446,320	496,374

Electric Energy Trading Chamber (“CCEE”) transactions

The amounts refer to the accounting of the Electric Energy Trading Chamber – CCEE (former MAE) related to the period from September 2000 to September 2005. The balance receivable as of September 30, 2005, derived from the sale of energy, principally comprises: (i) legal adjustments, established as a function of suits brought by agents in the sector; (ii) provisional registers established by CCEE; (iii) estimates made by the subsidiaries for periods not yet provided by the CCEE; and (iv) amounts bilaterally renegotiated pending settlement. The subsidiaries CPFL Paulista, CPFL Piratininga, RGE and CPFL Geração consider that there is no significant risk on the realization of these assets and consequently no provision was posted in the accounts.

(6) OTHER RECEIVABLES

	Consolidated

	September	June
	30,2005	30,2005

Current
Receivables from CESP	22,963	24,322
Employees	17,336	17,242
Advances - Fundação CESP	7,649	7,638
Indemnities	6,096	6,096
Other	5,809	6,071

Total	59,853	61,369

Noncurrent
Receivables from CESP	79,636	96,262
Other	3,403	3,183

Total	83,039	99,445

(7) FINANCIAL INVESTMENTS

On April 28, 2005, the company acquired, by means of a Private Credit Assignment Instrument, the credit derived from the Electric Energy Purchase and Sale Contract between CESP – Companhia Energética de São Paulo (seller) and CPFL Comercialização Brasil S.A. (buyer), corresponding to the supply of energy for an 8-year period.

The Credit Assignment was purchased by the Company for the amount of R$ 127,875, and is remunerated at an interest rate of 17.5% p.a., plus the annual variation of the IGP-M, and is being amortized through monthly installments of an amount corresponding to the energy purchase transaction up to January of 2013. The balance on September 30, 2005 was R$ 129,586.

(8) RECOVERABLE TAXES

	Parent Company		Consolidated

	September	June	September	June
	30,2005	30,2005	30,2005	30,2005

Current
Social Contribution Prepayments - CSLL	-	-	62,745	39,527
Income Tax Prepayments - IRPJ	-	-	158,887	104,297
Social Contribution and Income Tax	34,743	41,560	45,459	59,283
Withholding Income Tax	5,797	15,765	38,328	48,926
State VAT (ICMS)	-	-	30,125	24,673
PIS (Tax on Revenue)	2,787	4,112	4,637	5,950
COFINS (Tax on Revenue)	8	8	5,475	4,644
INSS (Social Security)	-	-	976	957
Other	4	4	1,798	1,878

Total	43,339	61,449	348,430	290,135

Noncurrent
Social Contribution Tax	-	-	19,364	19,364
Social Contribution and Income Tax	-	-	8,080	9,201
PIS (Tax on Revenue)	-	-	1,211	1,211
COFINS (Tax on Revenue)	-	-	4,696	4,696
ICMS (State VAT)	-	-	39,799	30,809

Total	-	-	73,150	65,281

In noncurrent, the balance of the Social Contribution Tax refers to the definitive gain of a lawsuit brought by the subsidiary company CPFL Paulista, recognized in the 2004 financial year. This amount is recorded in noncurrent, as the subsidiary CPFL Paulista is awaiting the outcome of the administrative procedures with the Federal Revenue Office, for compensation.

(9) ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the Provision for Doubtful Accounts, including a portion to cover any losses with refinancing of consumer debts (note 12), between the period from June 30, 2005 and September 30, 2005, are as follows:

Consolidated

Balance as of June 30, 2005	(53,459)
Additional Allowance Recorded	(20,532)
Recovery of Revenue	9,469
Write-off of Accounts Receivable	20,566

Balance as of September 30, 2005	(43,956)

(10) DEFERRED COSTS AND GAINS VARIATIONS

	Consolidated

	ASSETS				LIABILITIES

	Current		Noncurrent		Current		Long Term

	September	June	September	June	September	June	September	June
	30,2005	30,2005	30,2005	30,2005	30,2005	30,2005	30,2005	30,2005
Detailing:
Energy Purchased - Itaipu	93,543	121,897	225,321	215,112	46,090	60,141	1,192	4,550
System Service Charge	72,916	69,567	13,240	27,958	-	-	-	-
Transmission of Energy – Itaipu	4,886	3,411	5,155	5,442	-	-	-	-
Energy Purchased - Other	147,970	92,631	104,942	104,745	176,377	98,721	197	-
Fuel Consumption Account – CCC	77,675	53,308	131,242	144,591	27,691	35,935	-	-
Energy Development Account - CDE	59,862	48,644	11,510	25,226	-	-	-	-
Basic Network Charges	44,673	42,540	43,545	39,607	-	-	-	-
Global Reversal Quota – RGR	-	-	1,973	1,885	-	-	9,828	9,383
Inspection Fee	-	-	754	720	-	-	447	427
Connection Charges	-	-	1,909	1,822	-	-	-	-

Total	501,525	431,998	539,591	567,108	250,158	194,797	11,664	14,360

Summary:
CVA	105,313	76,199	67,325	95,058	23,120	29,357	274	294
Parcel "A"	-	-	466,462	445,328	-	-	10,275	9,810
Interministerial Ordinance 116	252,600	265,653	5,804	22,164	53,203	70,142	1,115	4,256
Interministerial Ordinance 361	143,612	90,146	-	4,558	173,835	95,298	-	-

Total	501,525	431,998	539,591	567,108	250,158	194,797	11,664	14,360

(11) DEFERRED TAX CREDITS

11.1 Composition of the income tax and social contribution credits:

	Consolidated

	September	June
	30, 2005	30, 2005

Income Tax Credit on:
Tax Loss Carryforwards	114,388	133,988
Tax Benefit on Merged Goodwill	504,276	511,340
Temporarily Nondeductible Differences	108,471	105,221

Subtotal	727,135	750,549

Social Contribution Credit on:
Tax Loss Carryforwards	53,377	59,976
Tax Benefit of Merged Goodwill	174,156	176,587
Temporarily Nondeductible Differences	30,930	29,997

Subtotal	258,463	266,560

Total	985,598	1,017,109

The tax benefit for the merged goodwill is derived from the mergers of the former controlling companies by CPFL Paulista (DOC 4) and CPFL Piratininga (DRAFT I), and has been realized proportionally to the amortization of the merged goodwill that gave rise to it, according to the net income foreseen during the remaining concession period.

For the nine-month period ended September 30, 2005, annual rates of 4.997631% and 5.777282% were used for the subsidiaries CPFL Paulista and the indirect subsidiary CPFL Piratininga, respectively. These rates were established in a projection approved by ANEEL in 2004 and are subject to periodic review.

Expectation of recovery

The expected recovery of the deferred tax credits derived from the tax loss carryforward and temporary nondeductible expenses is based on the income projections prepared by the subsidiaries. This forecast is subject to alteration, since the final results, at the time of realization in subsequent periods, could differ from those considered in the projections. On a conservative basis, the subsidiaries decided to classify these credits as noncurrent assets.

There is no data available that suggests the need to change the premises for the realization of the tax credits approved by the Board of Directors at the end of 2004.

11.2 Temporary nondeductible differences:

	Consolidated

	Income Tax (IRPJ)		Social Contribution Tax (CSLL)

	September	June	September	June
	30, 2005	30, 2005	30, 2005	30, 2005

Reserve for Contingencies	53,025	52,824	11,520	11,627
Pension Plan Expenses	31,248	28,519	10,912	9,909
Allowance for Doubtful Accounts	10,920	10,945	4,402	4,411
Accounts Receivable from Government Entities	5,269	5,938	1,897	2,137
Profit Sharing	2,131	1,437	769	573
Other	5,878	5,558	1,430	1,340

Total	108,471	105,221	30,930	29,997

11.3 Reconciliation of the amounts of income tax and social contribution reported in income in the three-month period and nine-month period ended September 30, 2005 and 2004:

	Consolidated

	IRPJ

	2005		2004

	3rd Quarter	Nine Months	3rd Quarter	Nine Months

Income before IRPJ	409,663	985,117	26,342	293,299
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	29,255	86,733	14,761	44,279
- Fundação Cesp - PSAP	-	-	5,189	15,175
- Realization of Revaluation Reserve	3,849	10,536	3,731	12,748
- Other net Additions/Deductions	201	(2,151)	(6,714)	(8,156)

Calculation base	442,968	1,080,235	43,309	357,345
Applicable Rate	25%	25%	25%	25%

Tax Credit (Debit) Result	(110,742)	(270,059)	(10,827)	(89,336)

Tax Credit Unallocated	(592)	(2,861)	(8,333)	(17,695)

Total	(111,334)	(272,920)	(19,160)	(107,031)

	Consolidated

	CSLL

	2005		2004

	3rd Quarter	Nine Months	3rd Quarter	Nine Months

Income before CSLL	409,663	985,117	26,342	293,299
Adjustments to Reflect Effective Rate:
- Goodwill Amortization	15,892	45,871	-	-
- Realization CMC	5,954	18,677	7,446	24,800
- Fundação Cesp - PSAP	-	-	5,189	15,175
- Realization of Revaluation Reserve	3,849	10,536	3,731	12,748
- Other net Additions/Deductions	(4,691)	(1,924)	(9,070)	(3,112)

Calculation base	430,667	1,058,277	33,638	342,910
Applicable Rate	9%	9%	9%	9%

Tax Credit (Debit) Result	(38,760)	(95,245)	(3,027)	(30,862)

Tax Credit Unallocated	(708)	(2,120)	(3,630)	(7,018)

Total	(39,468)	(97,365)	(6,657)	(37,880)

The Unallocated Tax Credit refers to the tax loss carryforward of certain subsidiaries, which exceed the balances recorded in accordance with the estimated realization.

(12) OTHER CREDITS

	Consolidated

	Current		Noncurrent

	September	June	September	June
	30, 2005	30, 2005	30, 2005	30, 2005

Refinancing of Consumer Debts	30,449	41,461	107,310	105,357
Low Income Consumer Subsidies (note 3)	46,282	48,634	-	-
Collateral linked to Foreign Currency Loans	-	-	20,849	22,052
PERCEE	2,067	2,350	-	-
Orders in Progress	7,038	8,684	-	-
Services Rendered to Third Parties	24,947	18,372	616	616
Reimbursement RGR	3,644	3,450	-	-
Assets and Rights for Disposal	-	-	2,390	3,000
Other	4,467	7,202	9,553	5,540

Total	118,894	130,153	140,718	136,565

(13) CREDITS WITH RELATED PARTIES

As of June 30, 2005, the Noncurrent balance corresponds to loan contracts between the company and the direct subsidiary CPFL Paulista (R$ 25,340) and indirect subsidiary Semesa (R$ 17,989), the remuneration on which is 110% of the CDI-CETIP, which was liquidated in this quarter.

(14) INVESTMENTS

	Parent Company		Consolidated

	September	June	September	June
	30, 2005	30, 2005	30, 2005	30, 2005

Permanent Equity Interests	3,014,361	2,767,664	-	-
Goodwill / Negative Goodwill	1,033,375	1,047,327	1,987,289	2,016,543
Leased Assets	-	-	772,095	777,795
Other Investments	-	-	30,249	30,249

Total	4,047,736	3,814,991	2,789,633	2,824,587

14.1 - Permanent Equity Interests:

The principal information on the investments in permanent equity interests is as follows:

	Parent Company

	September 30, 2005				June 30, 2005

	CPFL	CPFL	CPFL	CPFL	CPFL	CPFL	CPFL	CPFL
Information on Equity Interests	Paulista	Piratininga	Geração	Brasil	Paulista	Piratininga	Geração	Brasil

Subsidiary
Number of Shares - (in thousands)
- Common Share	12,491,807	29,498,491	68,495,905	456	12,491,807	29,498,491	68,495,905	456
- Preferred Share	21,113,254	23,532,768	136,991,811	-	21,113,254	23,532,768	136,991,811	-
- Total Number of Shares	33,605,061	53,031,259	205,487,716	456	33,605,061	53,031,259	205,487,716	456
- Treasury Shares (a)	35	-	2	-	35	-	-	-
Shareholders' Equity - (R$ thousands)
- Capital	1,226,556	331,100	1,039,618	456	1,226,556	331,100	1,039,618	456
- Net Income (b)	501,167	63,948	87,083	112,325	310,922	16,571	55,262	78,125
- Shareholders' Equity	2,004,170	581,792	1,076,222	34,657	1,813,925	534,416	1,044,401	457

Parent Company
Held by Parent Company - (in thousands)
- Common Share	12,084,042	-	68,495,905	456	12,084,042	-	68,495,905	456
- Preferred Share	19,819,681	70,800	136,991,809	-	19,819,681	70,800	136,991,811	-
- Total Number of Shares	31,903,723	70,800	205,487,714	456	31,903,723	70,800	205,487,716	456
Ownership - (%)
- Voting	96.7357%	0.0000%	100.0000%	100.00%	96.7357%	0.0000%	100.0000%	100.00%
- Total	94.9373%	0.1335%	100.0000%	100.00%	94.9373%	0.1335%	100.0000%	100.00%
- Adjusted (a)	94.9374%	-	100.0000%	-	94.9374%	-	-	-

Permanent Equity Interests - (R$ thousands)	1,902,706	776	1,076,222	34,657	1,722,092	714	1,044,401	457
Result Equity in Subsidiaries (c) - (R$ thousands)	475,795	84	85,454	112,325	295,182	22	53,633	78,125

(a) The interest in total capital is adjusted as a function of the treasury shares
(b) The Result of CPFL Piratininga refers to the period June 1, 2005 to September 30, 2005
(c) The income for the period of September 30, 2005 refers to the nine-month period

Purchase of shares in Sul Geradora Participações (“SGP”)

On September 16, 2005, the subsidiary CPFL Brasil purchased 145,085,020 shares issued by SGP, a wholly-owned subsidiary of the indirect subsidiary RGE, corresponding to 67.23% of its capital, for the amount of R$ 163. The remaining interest was acquired by IPE Energia S/A (joint controller of RGE).

The purchase was made with a view to complying with Approved Resolution nº 166 of July 13, 2004 and Law 10,848, of March 15, 2004, which ruled for the elimination of the interest of RGE in the capital of Sul Geradora Participações by September 16, 2005.

Purchase of shares in CPFL Sul Centrais Elétricas

CPFL Sul Centrais Elétricas is the wholly-owned of subsidiary CPFL Geração set up for the purpose of acquiring the PCH Guaporé, PCH Andorinhas, PCH Pirapó and PCH Saltinho plants owned by Rio Grande Energia – RGE. This acquisition was formalized through the purchase and sale agreement, and approved by ANEEL through Order nº 1,104 of August 31, 2005.

These assets and their financial liquidation in the amount of R$ 3,729 will be recognized in the accounts after confirmation from ANEEL of the request forwarded by CPFL Sul Centrais Elétricas on September 22, 2005 requesting: (i) registration of the hydroelectric potential in the name of CPFL Sul Centrais Elétricas and (ii) allocation of the energy for commercialization under the Independent Production system.

Dividend and Interest on Equity

Based on the retained earnings as of June 30, 2005 and in the form stipulated in the corresponding Bylaws, the subsidiaries listed below proposed dividends and declared Interest on Equity of the following amounts:

June 30,2005

CPFL Paulista	282,946
CPFL Piratininga	192
CPFL Geração	55,262
CPFL Brasil	78,125

Total	416,525

The proposed dividends of CPFL Geração in 2005 and 2004 (in the amount of R$ 55,262 and R$ 28,469, respectively) and a portion of the 2005 dividends of CPFL Paulista (in the amount of R$ 147,946) have not yet been received.

14.2 - Goodwill or Negative Goodwill:

		Consolidated

		September 30, 2005			June 30,2005

	Investee	Historical	Accumulated	Net Value	Net Value
Investor		Cost	Amortization

CPFL Energia	CPFL Paulista	(12,828)	-	(12,828)	(12,828)
CPFL Energia	CPFL Piratininga	974	(15)	959	974
CPFL Energia	CPFL Paulista	1,074,026	(82,543)	991,483	1,004,901
CPFL Energia	CPFL Geração	54,555	(794)	53,761	54,280
CPFL Paulista	RGE	756,443	(232,594)	523,849	530,939
CPFL Paulista	CPFL Piratininga	124,895	(7,267)	117,628	119,494
CPFL Geração	SEMESA	426,450	(128,195)	298,255	304,601
CPFL Geração	Fóz do Chapecó	770	-	770	770
CPFL Geração	ENERCAN	15,693	(5,460)	10,233	10,233
CPFL Geração	Barra Grande	3,081	-	3,081	3,081
CPFL Brasil	Clion	98	-	98	98

Total		2,444,157	(456,868)	1,987,289	2,016,543

Change in the criterion for amortizing Goodwill

The goodwill derived from the acquisition of the corporate interests of CPFL Energia in CPFL Paulista, and of CPFL Paulista and CPFL Geração in RGE, CPFL Piratininga and SEMESA, previously amortized on a straight-line basis over a 10-year period, began to be an amortized as from June 2004, backdated to January 2004, proportional to the projected net income curves for the remaining concession period of the subsidiaries CPFL Paulista, RGE and CPFL Piratininga and over the remaining term of the lease contract with the concession holder (FURNAS) in the case of the subsidiaries SEMESA.

In the nine-month period ended September 30, 2005, the amortization of the goodwill was calculated based on an annual rate of 4.997631% for CPFL Paulista, 4.997631% for RGE, 5.777282% for CPFL Piratininga and 7.439278% for SEMESA, these rates being subject to periodic review.

The goodwill derived from the acquisitions of the interests in Foz do Chapecó, ENERCAN and Barra Grande, subsidiaries of CPFL Geração, is based on the expectation of future earnings derived from their concession contracts and will be amortized over the terms of the contract as from the starting date of commercial operations of the companies, forecast respectively for the year 2009, January of 2006 and October of 2005.

The goodwill in CPFL Energia referring to CPFL Piratininga and CPFL Geração, deriving from the public offer acquisition process and merger of shares, respectively, are amortized in proportion to the curves of net income in the remaining concession.

14.3 - Leased Assets:

In the consolidated, the balances refer principally to assets forming part of the Serra da Mesa Hydropower Plant, belonging to the indirect subsidiary SEMESA, leased to the concession holder (currently FURNAS) for a 30-year period ending 2028.

(15) PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	September 30, 2005			June 30, 2005

	Historical Cost	Accumulated Depreciation	Net Value	Net Value
In Service

- Distribution	5,627,083	(2,889,624)	2,737,459	2,700,694
- Generation	367,671	(94,558)	273,113	275,249
- Commercialization	94,918	(34,704)	60,214	60,495
- Administration	190,034	(121,977)	68,057	72,209

	6,279,706	(3,140,863)	3,138,843	3,108,647

In Progress
- Distribution	150,397	-	150,397	150,056
- Generation	1,045,917	-	1,045,917	988,729
- Commercialization	8,430	-	8,430	6,566
- Administration	20,552	-	20,552	9,512

	1,225,296	-	1,225,296	1,154,863

Subtotal	7,505,002	(3,140,863)	4,364,139	4,263,510
Other Assets not Tied to the Concession	751,348	(429,935)	321,413	323,449

Total Property, Plant and Equipment	8,256,350	(3,570,798)	4,685,552	4,586,959

Special Obligations linked to the Concession			(624,451)	(613,427)

Net Property, Plant and Equipment			4,061,101	3,973,532

The average depreciation rate of the assets is approximately 5.2% p.a.

Other Assets not Tied to the Concession – Refers to the goodwill on the merger of RGE´s parent company, amortized over the remaining concession period, proportional to the projected net income curve for the period (annual rate of 2.41% in 2005). This rate is subject to periodic review.

(16) DEFERRED CHARGES

	Consolidated

	September 30, 2005			June 30, 2005

	Historical Cost	Accumulated	Net Value	Net Value
		Amortization

Pre-Operating Expenses in Service	27,966	(9,012)	18,954	18,575
Expenses with the Issue of Debentures	7,134	(3,338)	3,796	4,105
Deferred Charges in Progress	19,927	-	19,927	19,053

Total	55,027	(12,350)	42,677	41,733

(17) INTEREST ON DEBTS, LOANS AND FINANCING

	Consolidated

	September 30, 2005			June 30, 2005
		Principal			Principal

	Interest	Current	Long-term	Interest	Current	Long-term

LOCAL CURRENCY
BNDES - Power Increases (PCH´s)	65	3,673	12,941	68	3,663	13,825
BNDES – Investment	6,411	63,974	960,759	4,546	51,882	908,496
BNDES – Parcel “A”, RTE and Free Energy	2,485	206,662	452,638	2,893	175,633	508,738
BNDES - CVA and Interministerial
Ordinance 116	1,175	127,759	9,666	1,620	163,214	23,551
FIDC	30,786	64,417	23,583	28,498	64,802	41,468
BRDE	-	18,944	1,909	-	20,484	5,585
Financial Institutions	3,897	38,786	128,224	3,839	18,207	144,710
Other	526	22,789	112,309	514	23,529	110,900

Subtotal	45,345	547,004	1,702,029	41,978	521,414	1,757,273

FOREIGN CURRENCY
IFC	-	-	-	3,195	14,102	56,409
Floating Rate Notes	4,488	231,998	-	525	227,049	42,307
Trade Finance	-	-	-	361	29,951	-
IDB	610	-	64,963	-	-	57,752
Financial Institutions	2,320	11,781	89,052	1,347	12,461	95,768

Subtotal	7,418	243,779	154,015	5,428	283,563	252,236

Total	52,763	790,783	1,856,044	47,406	804,977	2,009,509

	Consolidated

	September 30,
	2005	June 30, 2005	Remuneration	Amortization	Collateral

LOCAL CURRENCY
BNDES - Power Increases (PCH's)
CPFL Centrais Elétricas	15,212	15,914	TJLP + 3.5%p.a. and 4% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista
CPFL Centrais Elétricas	1,467	1,642	UMBND + 3.5% p.a. and 4% p.a.	84 monthly installments from February 2003	Guarantee of CPFL Paulista

BNDES - Investment
CPFL Paulista - FINEM I	44,463	50,325	TJLP + 3.25%p.a.	78 monthly installments from October 2000 and October 2001	Revenue
CPFL Paulista - FINEM II	121,841	91,346	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
RGE - FINEM	79,249	67,468	TJLP + 3.5% to 4.5% p.a.	84 monthly installments from October 2000 to 36 monthly installments from December 2005	Revenue collection
RGE - FINEM	9,655	8,625	UMBNDES + 4.5% p.a.	36 monthly installments from February 2006	Revenue collection/reserve account
CPFL Piratininga - FINEM	55,620	43,563	TJLP + 5.4%p.a.	48 monthly installments from January 2007	Guarantee of CPFL Energia and receivables
CPFL Piratininga - FINAME	95	135	TJLP + 3.45%p.a.	48 monthly installments from May 2002	Promissory notes and receivables
BAESA	150,997	146,611	URTJLP + 3.125%p.a.	144 monthly installments from September 2006 and November 2006	Guarantee
BAESA	43,870	45,129	UMBND + 3.125% p.a.	144 monthly installments from November 2006	Guarantee
ENERCAN	335,805	324,826	TJLP + 4% p.a.	144 monthly installments from April 2007	Guarantee
ENERCAN	26,504	27,403	UMBND + 4% p.a.	144 monthly installments from April 2007	Guarantee
CERAN	132,152	127,600	TJLP + 5% p.a.	120 monthly installments from December 2005	Guarantee of CPFL Energia
CERAN	30,893	31,893	UMBND + 5% p.a.	120 monthly installments from April 2006	Guarantee of CPFL Energia

BNDES - Parcel "A", RTE and Free Energy
CPFL Paulista - RTE	225,575	254,970	Selic + 1%p.a.	62 monthly installments from March 2002	Receivables
				13 monthly installments from May 2007

CPFL Paulista - Parcel "A"	268,771	255,042	Selic + 1%p.a.		Receivables

CPFL Piratininga - RTE	58,993	73,252	Selic + 1%p.a.	54 monthly installments from March 2002	Receivables
				9 monthly installments from September 2007

CPFL Piratininga - Parcel "A"	99,962	94,855	Selic + 1%p.a.		Receivables
RGE - Free Energy	4,094	4,413	Selic + 1%p.a.	60 monthly installments from March 2003	Receivables
CPFL Geração - Free Energy	4,390	4,732	Selic + 1%p.a.	60 monthly installments from March 2003	Receivables

BNDES - CVA and Interministerial
Ordinance 116
CPFL Paulista	74,730	104,126	Selic + 1%p.a.	24 monthly installments from May 2004	Receivables
CPFL Piratininga	61,724	73,138	Selic + 1%p.a.	24 monthly installments from December 2004	Receivables
RGE	2,146	11,121	Selic + 1%p.a.	60 monthly installments from march 2003	Receivables
FIDC - CPFL Piratininga	118,786	134,768	115% of CDI	36 monthly installments from March 2004	Receivables
BRDE - RGE	20,853	26,069	IGP-M + 12%p.a.	180 monthly installments from September 1991	Receivables

Financial Institutions
CPFL Paulista
Banco do Brasil - Law 8727	55,275	57,295	Variation of IGPM + 7.42% p.a.	240 montly installments from May 1994	Receivables
RGE
Banco Itaú BBA	69,463	69,412	CDI + 1.75%p.a.	24 monthly installments from May 2006	Letters of credits CPFL, Ipê and receivables in the amount of R$ 38,000
Unibanco	27,517	27,520	CDI + 2.15%p.a.	18 quarterly installments from January 2006	No guarantee
Banco Santander	12,549	12,529	CDI + 2.0% p.a.	7 quarterly installments from January 2006	Promissory notes
Banco Safra	6,103	-	104% of CDI	1 installment October 2005	Promissory notes
Other
CPFL Paulista
ELETROBRÁS	15,694	16,845	RGR + rate variable from 6% to 9% p.a.	Monthly installments to March 2016	Receivables and promissory notes
Other	7,738	7,738	-	-	-
RGE
FINEP	805	797	TJLP + 4.0%p.a.	48 monthy installments from July 2006	Receivables

ELETROBRÁS	2,965	3,893	RGR + rate variable from 6% to 9% p.a.	Monthly installments to July 2010	Revenue / Promissory notes
Other	8,123	7,869	-	-	-
Piratininga
ELETROBRÁS	5,796	5,628	RGR + rate variable from 6% to 6.5% p.a.	Monthly installments to July 2016	Receivables/Promissory notes
Other	898	1,893	-	-	-
Semesa
Furnas Centrais Elétricas	93,605	90,280	IGP-M + 10%p.a.	24 monthly installments from August 2008	Energy produced by plant

Subtotal	2,294,378	2,320,665

FOREIGN CURRENCY
IFC - CPFL Energia	-	73,706	US$ + 6-month Libor+ 5.25%p.a. (***)	10 semiannual installments from July 2005	Share of CPFL Centrais Elétricas
Floating Rate Notes - CPFL Paulista	236,486	269,881	US$ + 6-month Libor + 2.95%p.a. (*)	24 semiannual installments from February 2003	Receivables, Guarantee and promissory notes
Trade Finance - Sul Geradora	-	30,312	US$ + Libor + 4.7%p.a.	12 installments, 3 per year (May, June and July) - From May 2002	Guarantee of RGE and Letters of credits
IDB - ENERCAN	65,573	57,752	US$ + Libor + 3.5%p.a.	49 quarterly installments from June 2007	Guarantee of CPFL Energia
Financial Institutions
CPFL Paulista
Debt Conversion Bond	18,787	19,703	US$ + 6-month Libor+ 0.875%p.a.	17 semiannual installments from April 2004	Revenue/Government SP guaranteed
New Money Bond	2,831	2,970	US$ + 6-month Libor+ 0.875%p.a.	17 semiannual installments from April 2001	Revenue/Government SP guaranteed
FLIRB	2,872	3,014	US$ + 6-month Libor+ 0.8125%p.a.	13 semiannual installments from April 2003	Revenue/Government SP guaranteed
C-Bond	22,033	22,845	US$ + 8%p.a.	21 semiannual installments from April 2004	Revenue/Government SP guaranteed
Discount Bond	19,664	20,627	US$ + 6-month Libor+ 0.8125%p.a.	1 installments from 2024	Escrow deposits and revenue/ GESP guarantee
PAR-Bond	28,547	29,739	US$ + 6%p.a.	1 installments from 2024	Escrow deposits and revenue/ GESP guarantee
EI Bond - Interest Bond	2,431	2,549	US$ + 6-month Libor+ 0.8125%p.a.	19 semiannual from April 1997	Revenue/Government SP guaranteed
RGE
Unibanco	5,988	8,129	US$ + Libor + 7.25%p.a. (**)	7 semiannual installments from September 2004	Receivables and reserve account

Subtotal	405,212	541,227

Total	2,699,590	2,861,892

(*) Swap converted to local cost corresponding to 93.65 % and 94.75% of the CDI variation
(**) Swap converted to local cost corresponding to 62.03% of the CDI variation
(***) Swap converted to local cost corresponding to 105.3% of the CDI variation

BNDES – Investment (FINEM II) - The subsidiary CPFL Paulista obtained approval for financing from the BNDES in the amount of R$ 240,856, which forms part of a line of credit from the FINEM to be invested in the expansion and modernization of the Electricity System, and the amounts of R$ 89,022 and R$ 28,920 were received on April 27 and August 25, 2005, respectively. The remaining balance will be released up to December 2006. The interest will be paid quarterly, from July 15, 2005 to January 15, 2007, and monthly as from February 15, 2007.

This contract is subject to certain restrictive conditions, which are being fully complied with, involving clauses that require the subsidiary CPFL Paulista to maintain certain financial ratios at preestablished levels and can be summarized as follows:

  Make payments of Dividends and Interest on Equity totaling more than the minimum compulsory dividend stipulated in the legislation only after substantiation to the BNDES and the leading bank in the operation (UNIBANCO) and full compliance with the restrictive obligations established in the contract;
  Net financial debt divided by EBITDA - a maximum value of 4.0 in 2005 and 2006; and a maximum value of 3.5 from 2007 to 2010;
  Net financial debt divided by the total of net financial debt and Shareholder’s Equity- maximum value of 0.65 in 2005 and 2006; and maximum value of 0.60 from 2007 to 2010.

BNDES – Investment (FINEM) – The indirect subsidiary CPFL Piratininga comprises a credit agreement by the onlending of a loan contacted with the BNDES to the total amount of R$ 89,382, of which the amounts of R$ 33,568, R$ 8,876 and R$ 11,306 have already been released to the Company in March, June and August of 2005 respectively. The remaining balance will be released up to December of 2006. The interest will be paid quarterly from April 15, 2005 to January 15, 2007, and monthly as from February 15, 2007.

This contract is subject to certain restrictive conditions, which are being fully complied with, involving clauses that require the subsidiary indirect CPFL Piratininga to maintain certain financial ratios at preestablished levels and can be summarized as follows:

  Make payments of Dividends and Interest on Equity totaling more than the minimum compulsory dividend stipulated in the legislation only after substantiation to the BNDES and the leading bank in the operation (UNIBANCO) and full compliance with the restrictive obligations established in the contract;
  Net financial debt divided by EBITDA - a maximum value of 3.0 in 2005; and a maximum value of 2.5 from 2006 to 2010;
  Net financial debt divided by the total of net financial debt and Shareholder’s Equity - maximum value of 0.60 in 2005 and 2006; and maximum value of 0.55 from 2007 to 2010.

IFC – On July 14, 2005, the International Finance Corporation (“IFC”) exercise the right in relation to the subscription bonus, converting the balance of the debt as of July 25, 2005 into 4,159,647 shares in the Company.

IDB – In April of 2005, the indirect subsidiary ENERCAN obtained from the IDB – Inter-American Development Bank release of a loan amounting to US$ 75 million for financing the Campos Novos Hydropower Plant venture. Of the total amount contracted, the amount of US$ 60 million (US$ 10 million in the first quarter of 2005) had been released as of September 30, 2005).

The interest are paid quarterly in February, May, August and November of each year, and the first installment was settled on May 15, 2005.

This contract is subject to certain restrictive conditions, which are being fully complied with, involving clauses that require the indirect subsidiary Enercan to maintain certain financial ratios at preestablished levels and can be summarized as follows:

  Service Coverage Ratio of the Historic Debt and Service Coverage Ratio of the Projected Debt, on the date of payment of at least 1.30 and 1.30 respectively. The ratio is calculated by dividing the net cash flow from operations by debt service.

  The Indebtedness Ratio should have a maximum proportion of 75% of debt to 25% of equity.

SWAP – Due to the subscription of the IFC loan for shares, in July 2005 , the Company no longer has any exposure in dollars

However, the Company opted to maintain part of the hedge arising from the loan transaction with IFC to cover the exchange exposure of the loans in the BNDES basket of currencies, in relation to its participation in the subsidiaries Ceran and Baesa.

Subsequently, since Ceran decided to cover its exposure in the BNDES basket of currencies in the company itself, CPFL Energia reversed part of the hedge, contracting a swap transaction, which consisted of exchanging the variation in the CDI percentage for the exchange variation plus interest.

The Company and its subsidiaries are in full compliance with the restrictive clauses related to the loans and financing with financial institutions.

(18) DEBENTURES

Consolidated

Characteristics of Debenture Issues
					Balances as of:

					September 30, 2005			June 30, 2005

Entity	Issue	Series	Issued	Remuneration	Interest	Current	Long term	Interest	Current	Long term

CPFL Paulista	1st	1st	44.000	IGP-M + 11.5% p.a.	26,885	-	721,465	6,452	-	732,559
CPFL Paulista	1st	2nd	30.142	CDI + 0.6% p.a.	9,851	150,710	-	2,355	150,710	-
CPFL Paulista	2nd	1st	11.968	109% of CDI	6,093	-	119,680	11,590	-	119,680
CPFL Paulista	2nd	2nd	13.032	IGP-M + 9.8% p.a.	3,304	-	137,513	13,626	-	139,625

Subtotal					46,133	150,710	978,658	34,023	150,710	991,864

RGE	2nd	1st	2.620	IGP-M + 9.6% p.a.	214	379	17,572	62	379	17,572
RGE	2nd	2nd	20.380	106% of CDI	10,832	2,874	136,686	3,633	2,874	136,686

Subtotal					11,046	3,253	154,258	3,695	3,253	154,258

SEMESA	1st	-	69.189	TJLP + 4 to 5% p.a.	17,374	114,997	418,702	4,077	113,981	414,998

BAESA	1st	-	23.094	105% of CDI	-	-	27,648	-	-	25,858
BAESA	2nd	-	23.281	IGP-M + 9.55% p.a.	-	-	26,076	-	-	26,318

Subtotal					-	-	53,724	-	-	52,176

Total					74,553	268,960	1,605,342	41,795	267,944	1,613,296

On April 1, 2005, the jointly-owned subsidiary RGE made a second issue of regular debentures for public subscription, of the unsecured type, non-convertible into Company shares, with no optional renegotiation clause, issued in two series, as follows:

  1st series - the 2,620 debentures will have a term of 6 years as from the date of issue, maturing on April 1, 2011. The following will be applied to the nominal unit value (i) the variation of the IGP- M (calculated on a pro rata time basis on business days elapsed, based on a year of 252 business days); and (ii) remuneratory interest at a fixed annual rate of 9.6%, which was defined in the bookbuilding procedure. The amounts related to the remuneration of the debentures should be paid annually, always on the 1st of April of each year, the first payment being payable on April 1, 2006.
  2nd series – the 20,380 debentures will have a term of 4 years as from the date of issue, maturing on April 1, 2009. Remuneratory interest will be applied to the nominal unit value, which was defined in the bookbuilding procedure at the rate of 106% of the accumulated average daily rate of the DI - One-day Interbank Deposit rate, “over extra grupo”, calculated and published by CETIP - Clearing House for the Custody and Financial Settlement of Securities. The amounts related to the remuneration of the debentures shall be paid half-yearly, always on the 1st day of the months of April and October of each year, the first payment falling due on October 1, 2005.

The debentures issued by the indirect subsidiary RGE have restrictive clauses related to (i) a reduction in the Issuer's Capital and/or alteration to the Issuer's Bylaws that imply the concession of a right to the Issuer's shareholders to withdraw amounts that could directly or indirectly affect compliance with the Issuer's financial obligations stipulated in the Deed of Issue; (ii) transfer or assignment, directly or indirectly, of equity control, or upstream or downstream merger or spinoff, except in the case of direct sale of control to CPFL Energia and/or a wholly owned subsidiary of CPFL Energia; (iii) sale of the control of PSEG Américas Ltda, except in the case of transfer of control to the Exelon Group (iv) if VBC Participações S.A. no longer holds a majority interest amongst the controlling companies, or if VBC Participações S.A., PREVI and/or Bonaire Participações S.A. no longer hold, jointly, the direct or indirect control of the Issuer.

The financial covenants are:

  the ratio of Total Debt to EBITDA should be less than or equal to 3.0, to be verified quarterly;
  the ratio between EBITDA and Financial Expenses should be higher than or equal to 2.0;
  the ratio between Total Debt and Total Capitalization should be less than or equal to 0.55.

These restrictive clauses and other clauses to which the Company is subject in the debenture issue contract with the financial institutions are being complied with.

(19) SUPPLIERS

	Consolidated

	September	June
Current	30, 2005	30, 2005

Energy Purchased in the CCEE	199	1,075
System Service Charges	4,674	2,837

Transactions in the CCEE (note 5)	4,873	3,912
Energy Purchased	417,537	416,222
Electricity Network Usage Charges	70,875	56,240
Materials and Services	67,516	61,616
Free Energy (note 3)	92,717	93,743
PIS and COFINS - Generators Pass-Through (note 3)	16,562	12,793
Other	8,698	8,301

Total	678,778	652,827

Long-term
Free Energy (note 3)	167,979	219,340

(20) TAXES AND SOCIAL CONTRIBUTIONS PAYABLE

	Consolidated

	Current		Long-term

	September	June	September	June
	30, 2005	30, 2005	30, 2005	30, 2005

ICMS (State VAT)	245,604	241,878	-	-
PIS (Tax on Revenue)	10,359	10,227	1,136	2,057
COFINS (Tax on Revenue)	44,452	44,051	5,229	9,470
INSS (Social Security Contribution)	4,195	3,736	-	-
Corporate Income Tax - IRPJ	230,029	139,729	25,543	38,477
Social Contribution Tax - CSLL	85,133	51,614	9,196	14,093
Withholding income tax- Interest on
equity	-	25,742	-	-
Other	6,624	6,765	-	-

Total	626,396	523,742	41,104	64,097

The amounts reported under long-term refer to deferred taxes levied on the following assets: (i) Extraordinary Tariff Adjustment – RTE, (ii) Regulatory Asset referring to PIS and COFINS, and (iii) Effects of the Tariff Review and tariff adjustment at the subsidiaries CPFL Paulista and CPFL Piratininga, which are considered payable by the subsidiaries to the extent that the amount of the principal is realized.

At the parent company as of June 30, 2005, the amounts of withholding income tax and PIS/COFINS related to the Interest on Equity declared in the quarter were recorded in the amounts of R$ 11,538 and R$ 7,425 respectively.

(21) EMPLOYEE PENSION PLANS

The subsidiaries CPFL Paulista, CPFL Piratininga and CPFL Geração, through Fundação CESP, and the joint subsidiary RGE, through Fundação ELETROCEEE, maintain Supplementary Retirement and Pension Plans for their employees.

With the modification of the Retirement Plan, a liability was recognized in September of 1997 as being payable to the subsidiaries CPFL Paulista and CPFL Geração related to the plan's deficit calculated at the time by the external actuaries of Fundação CESP, which has been amortized in 240 monthly installments, plus interest of 6% p.a. and restated in accordance with the IGP-DI (FGV). The balance of the liability as of September 30, 2005 was R$ 715,030 (R$ 735,641 as of June 30, 2005), and the liability was adjusted to comply with the criteria of CVM Ruling 371, dated December 13, 2000.

Ruling No. 371 – Pension Plan Accounting

In accordance with CVM Ruling No. 371, dated December 13, 2000, the subsidiaries opted to record under income the effects of the initial recognition of the post-employment benefits for which it is responsible as an extraordinary item, net of tax effects, for a five-year period beginning in the 2002 financial year.

The movements occurred in net liabilities are as follows:

	September 30, 2005

	CPFL	CPFL	RGE	CPFL	Consolidated
Movements in Net Liabilities:	Paulista	Piratininga		Geração

Net actuarial liability at the beginning of the year	711,234	125,259	3,306	13,986	853,785
Charges recorded to income during the year	61,942	42,170	(1,044)	1,125	104,193
Sponsor’s Contributions during the year	(70,209)	(16,844)	(532)	(1,587)	(89,172)

	702,967	150,585	1,730	13,524	868,806

Current	52,642	21,900	-	1,262	75,804
Long term	650,325	128,685	1,730	12,262	793,002

	702,967	150,585	1,730	13,524	868,806

The account balances of the subsidiaries as of September 30, 2005, related to the Entity Pension Plan also include R$ 39,563 referring to other contributions.

	Nine Months

	CPFL	CPFL	RGE	CPFL	Consolidated
Expenses and Income recognized up to	Paulista	Piratininga		Geração

September 30, 2005
Cost of service	731	4,035	660	21	5,447
Interest on actuarial liabilities	189,849	48,989	6,006	3,792	248,636
Expected return on plan assets	(140,753)	(33,807)	(7,119)	(2,933)	(184,612)
Unrecognized cost of past service	-	9	-	-	9
Unrecognized actuarial losses (gains)	-	-	-	-	-
Increase in liabilities due to adoption of CVM Ruling
nº 371	12,133	24,588	-	245	36,966

Total expense	61,960	43,814	(453)	1,125	106,446

Expected participant´s contribution	(18)	(1,644)	(591)	-	(2,253)

	61,942	42,170	(1,044)	1,125	104,193

In the income statement for the nine-month period ended September 30, 2005, the expenses were recorded under the following captions:

	Nine Months

	CPFL	CPFL	RGE	CPFL	Consolidated
Expenses with the Pension Entity	Paulista	Piratininga		Geração

Operating Cost	49,809	17,582	(1,044)	178	66,525
General and Administrative Expenses	-	-	-	702	702
Extraordinary Item Net of Tax Effects	8,008	16,228	-	184	24,420
Taxation of Extraordinary Item	4,125	8,360	-	61	12,546

	61,942	42,170	(1,044)	1,125	104,193

(22) RESERVE FOR CONTINGENCIES

	Consolidated

	September 30, 2005		June 30, 2005

		Escrow		Escrow
	Accrued	Deposits	Accrued	Deposits

Labor
Various	57,927	37,324	61,514	31,225

Civil
General Damages	6,835	1,903	6,907	1,959
Tariff Increase	21,892	11,269	21,697	11,781
Energy Purchased	104,513	86,972	94,065	71,447
Other	9,078	3,609	8,651	3,215

	142,318	103,753	131,320	88,402

Tax
FINSOCIAL	17,568	49,721	17,416	49,290
PIS	11,966	-	11,694	-
COFINS	89,432	2,317	87,225	2,317
Income Tax	26,193	10,932	24,613	9,062
Other	10,283	8,195	9,657	8,079

	155,442	71,165	150,605	68,748

Total	355,687	212,242	343,439	188,375

The reserve for contingencies was made based on an appraisal of the risk of losing litigation to which the subsidiaries are parties, whose likelihood of loss is probable in the opinion of the legal advisers and the management of the Company and its subsidiaries.

Possible losses: The subsidiaries are parties to other suits in which management, supported by its legal advisers, believes that the chances of a successful outcome are possible and therefore did not record any provision for losses on these amounts. There is not yet any indication as to whether the chances of a successful outcome of decisions on these issues by the courts or any other decision on similar cases are considered to be probable or remote. The claims related to possible losses as of September 30, 2005 were as follows: (i) labor cases in the amount of R$ 123,897; (ii) civil cases basically represented by personal injuries, in the amount of R$ 115,416; and (iii) claims related to tax issues, principally Income Tax, FINSOCIAL and PASEP, in the amount of R$ 151,403.

Management of the Company and its subsidiaries, based on the opinion of the legal advisers, considers that there are no significant risks that are not covered by provisions in the financial statements or that could result in a significant impact on future results.

(23) OTHER ACCOUNTS PAYABLE

	Consolidated

	September	June
Current	30, 2005	30, 2005

Consumers and Concessionaires	48,013	44,875
2003 Tariff Review (note 3)	120,588	88,493
Low Income Consumer Subsidy (note 3)	5,829	6,049
Advances	16,629	17,299
Interest on Compulsory Loan	4,419	4,026
Emergency Capacity Charge - ECE	23,644	31,508
Emergency Energy Purchase Charge - EAEE	879	886
Other	19,096	18,479

Total	239,097	211,615

Long term
Funds for Capital Increase	5,456	5,456
2003 Tariff Review (note 3)	8,326	24,118
Fund for Reversal	13,987	13,987
Other	963	2,614

Total	28,732	46,175

Emergency Capacity Charges – ECE - As from July 20, 2005, consumers of the Interconnected National System have paid 41% less for the Emergency Capacity Charge (ECE) charged on the electricity invoices. As approved by ANEEL, through Resolution nº 154, of July 18, 2005, the charge was reduced from R$ 0.0060 per kilowatt-hour (kWh) to R$ 0.0035/kWh.

(24) SHAREHOLDERS' EQUITY

The participation of the shareholders in the Equity of the Company as of September 30, 2005 is distributed as follows:

	Shareholdings

	September 30, 2005

	Common Shares	Interest %

Shareholders

VBC Energia S.A.	173,533,244	37.65
521 Participações S.A.	149,230,369	32.38
Bonaire Participações S.A.	60,713,509	13.17
BNDES Participações S.A.	23,005,251	4.99
Board Members	21	0.00
Executive Officers	45,078	0.01
Other Shareholders	54,366,840	11.80
Treasury Shares	1	0.00

Total	460,894,313	100.00

24.1 Merger of shares of the subsidiary CPFL Geração by CPFL Energia

In Extraordinary General Meetings of CPFL Energia and the subsidiary CPFL Geração held on June 20, 2005, the merger of all the common and preferred shares of the subsidiary CPFL Geração into the equity of CPFL Energia, and the resulting increase of capital in that company were approved. The non-controlling shareholders of CPFL Geração received 1 (one) new common share in CPFL Energia for every 1,622 common or preferred shares held in the subsidiary CPFL Geração.

The conditions of exchange established were based on market price reports, using the discounted cash flow method at current values of the two companies, prepared by an independent, specialized financial institution.

Of the total of 205,487,716 thousand shares, only three shareholders exercised the right to withdraw, at the time of the transaction, in accordance with corporate legislation, representing 2 thousand shares. At the end of this process, CPFL Energia held 100% of the capital of the subsidiary CPFL Geração.

24.2 Capital Increase

On July 14, 2005, the IFC formalized its intention to exercise all its rights arising from the Subscription Bonus issued by the Company on December 5, 2003, by conversion of a loan of R$ 73,668 at the base date July 25, 2005, at the price of R$ 17.71 per share. Issue of 4,159,647 common shares and an increase in the capital of the Company were approved by a Meeting of the Board of Directors held on July 25, 2005.

24.3 – Dividend for 2004

In the second quarter of 2005, the Company made a payment of R$ 140,147 referring to the dividend declared and recorded for on the base date December 31, 2004

24.4 – Interim Interest on Equity - June 30, 2005

In a meeting of the Board of Directors held on June 29, 2005, it was agreed to declare gross Interest on Equity of R$ 76,920 (R$ 65,382 net of withholding tax - IRRF), corresponding to the gross amount of R$ 0.168412266 and net amount of R$ 0.143150426, per common share. Payment of R$ 65,302 took place in this quarter.

24.5 – Distribution of Interim Dividend - June 30, 2005

In a meeting held on August 9, 2005, the Board of Directors approved the distribution and payment of the Interim Dividend for the first half of year 2005, in the amount of R$ 323,677, equivalent to R$ 0.708677137 per common share. Payment of R$ 322,479 was made in the quarter.

(25) OPERATING REVENUES

	Consolidated

	2005		2004

	3. Quarter	Nine Months	3. Quarter	Nine Months

Revenue from Electric Energy

Consumer class
Residential	894,339	2,633,327	781,077	2,290,191
Industrial	879,703	2,459,739	848,702	2,330,729
Commercial	456,136	1,370,516	394,267	1,156,591
Rural	80,437	226,988	71,659	196,049
Public Administration	67,864	191,552	57,554	162,018
Public Lighting	57,344	168,395	52,907	153,201
Public Service	86,704	242,092	74,800	207,386

Billed	2,522,527	7,292,609	2,280,966	6,496,165
Unbilled (Net)	9,911	39,398	3,006	3,020
Emergency Charges - ECE/EAEE	49,341	189,704	90,285	276,569
Realization of Extraordinary Tariff Adjustment (note 3)	(64,830)	(190,794)	(54,024)	(174,672)
Realization of Free Energy (note 3)	(24,512)	(71,740)	(31,984)	(67,035)
Adjusted of Approved Value of Free Energy	-	-	-	57,199
2003 Tariff Review (note 3)	(28,649)	(55,139)	(117,142)	(77,898)
Realization of 2003 Tariff Review (note 3)	11,251	19,882	-	-
PIS and COFINS - Generators Pass-Through (note 3)	7,607	22,958	-	-
Realization PIS and COFINS - Generators Pass-Through
(note 3)	(3,533)	(6,243)	-	-
2005 Tariff Increase -TUSD (note 3)	1,486	4,009	-	-
Realization of 2005 Tariff Increase -TUSD (note 3)	(1,160)	(2,816)	-	-
2005 Tariff Increase -RGR (note 3)	1,960	1,960	-	-
2005 Tariff Increase – Purchase of electric energy from
Itaipu (nota 3)	11,445	21,895	-	-

ELECTRICITY SALES TO FINAL CONSUMERS	2,492,844	7,265,683	2,171,107	6,513,348

Furnas Centrais Elétricas S.A.	75,282	223,439	63,727	189,845
Other Concessionaires and Licensees	25,099	77,075	10,823	31,809
Current Electric Energy	9,525	23,605	1,622	9,389

ELECTRICITY SALES TO DISTRIBUTORS	109,906	324,119	76,172	231,043

Revenue due to Network Usage Charge	127,558	333,921	60,388	150,133
Low Income Consumer´s Subsidy (note 3)	4,422	15,307	3,185	9,284
Other Revenues and Incomes	28,300	76,772	49,065	92,656

OTHER OPERATING REVENUES	160,280	426,000	112,638	252,073

Total	2,763,030	8,015,802	2,359,917	6,996,464

Adjustment of Approved Value of Free Energy – Basically refers to rectification of the amount of R$ 67,536 for the Free Energy transactions at the MAE (current CCEE) at the indirect subsidiary CPFL Piratininga, made by ANEEL in June of 2004. A similar value was reported in the Cost of Electric Energy (note 26).

Tariff Review –In the third quarter of 2004, the amount of R$ 117,142 recorded by the indirect subsidiary CPFL Piratininga, corresponds to the adjustments made in order to reflect the effects caused by the change in the 2003 provisional tariff review, in accordance with Approved Resolution – ANEEL, namely: (i) reversal of assets referring to the difference between 18.08% and 14.68%, amounting to R$ 53,042, (ii) establishing of a provision relating to the negative difference in the percentage of 14.68% to 10.51%, amounting to R$ 64,100 (see description of the adjustments recorded in 2005 in note 3).

	Consolidated

	2005		2004

	3. Quarter	Nine Months	3. Quarter	Nine Months

Revenue from Eletric Energy Operations - GWh (*)

Consumer class
Residential	2,173	6,541	2,059	6,188
Industrial	4,333	12,719	4,625	13,192
Commercial	1,250	3,943	1,181	3,628
Rural	435	1,261	423	1,180
Public Administration	204	600	187	551
Public Lighting	275	823	270	801
Public Service	348	1,035	346	1,017

Billed	9,018	26,922	9,091	26,557
Own Consumption	6	17	4	16

ELECTRICITY SALES TO FINAL CONSUMERS	9,024	26,939	9,095	26,573

Furnas Centrais Elétricas S.A.	763	2,264	763	2,272
Other Concessionaires and Licensees	371	1,252	151	472
Current Electric Energy	365	743	102	439

ELECTRICITY SALES TO DISTRIBUTORS	1,499	4,259	1,016	3,183

Total	10,523	31,198	10,111	29,756

	Consolidated

	September	September
No. Of Consumers - Thousands (*) (**)	30, 2005	30, 2004

Consumer class
Residential	4,773	4,644
Industrial	82	82
Commercial	443	436
Rural	233	229
Public Administration	36	35
Public Lighting	2	2
Public Service	5	5

Total	5,574	5,433

(*)Number of consumers and GWh information, not examined by the independent auditors
(**) Represents active customers (customers connected to the distribution network)

(26) COST OF ELECTRIC ENERGY

	Consolidated

	2005		2004

	3. Quarter	Nine Months	3. Quarter	Nine Months

Electricity Purchased for Resale

Itaipú Binacional	207,590	657,012	239,488	724,136
Furnas Centrais Elétricas S.A.	67,228	184,553	97,702	289,945
CESP - Cia Energética de São Paulo	58,574	184,585	90,132	274,152
Cia de Geração de Energia Elétrica do Tietê	26,783	76,589	38,949	118,591
Duke Energy Inter. Ger. Paranapanema S.A.	40,716	131,234	52,909	158,111
Tractebel Energia S.A.	186,292	546,855	143,672	416,293
Auction of Energy	17,354	60,782	-	-
Petrobrás	125,291	373,753	53,899	156,052
EMAE - Empresa Metropolitana de Águas e Energia	3,422	11,030	6,155	19,625
Cia Estadual Energia Elétrica - CEEE	2,769	7,707	5,023	13,619
AES Uruguaiana Ltda.	27,828	76,355	18,179	59,155
Co-Generators	61,984	101,323	54,834	81,229
Other	42,337	131,935	40,883	113,021

Subtotal	868,168	2,543,713	841,825	2,423,929

Deferral/Amortization - CVA	34,943	54,266	34,665	73,704
CCEAR surplus – 3% Surplus	(8,183)	(8,183)	-	-
Adjustment of Approved Value of Free Energy (note 25)	-	-	-	67,536
PIS and COFINS - Generators Pass-Through (note 25)	7,607	22,958	-	-
Credit for PIS/COFINS - IBRACON Instruction nº 1/2004	(82,279)	(240,617)	(80,101)	(210,167)

Subtotal	820,256	2,372,137	796,389	2,355,002

Electricity Network Usage Charge

Basic Network Charges	151,354	393,281	140,129	360,550
Charges for Transmission from Itaipu	16,069	43,567	13,756	38,765
Connection Charges	9,817	39,184	23,527	60,723
System Service Charges - ESS	4,006	13,975	7,277	12,714

Subtotal	181,246	490,007	184,689	472,752

Deferral/Amortization - CVA	12,254	135,969	33,624	56,644
Credit for PIS/COFINS - IBRACON Instruction nº 1/2004	(17,985)	(56,716)	(22,015)	(44,796)

Subtotal	175,515	569,260	196,298	484,600

Total	995,771	2,941,397	992,687	2,839,602

	Consolidated

	2005		2004

Electricity Purchased for Resale - GWh (*)	3. Quarter	Nine Months	3. Quarter	Nine Months

Itaipú Binacional	2,649	7,830	2,594	7,752
Furnas Centrais Elétricas S.A.	868	2,417	1,237	3,685
CESP - Cia Energética de São Paulo	726	2,814	1,312	3,933
Cia de Geração de Energia Elétrica do Tietê	308	913	492	1,550
Duke Energy Inter. Ger. Paranapanema S.A.	446	1,486	643	2,030
Tractebel Energia S.A.	2,168	6,402	1,778	5,068
Auction of Energy	343	1,080	-	-
Petrobrás	1,604	4,865	721	2,163
EMAE - Empresa Metropolitana de Águas e Energia	39	131	100	282
Cia Estadual Energia Elétrica - CEEE	39	115	84	232
AES Uruguaiana Ltda.	219	615	151	554
Co-Generators	562	947	560	828
Other	717	2,388	798	2,367

Total	10,688	32,003	10,470	30,444

(*) Information not reviewed by the independent auditors

(27) OPERATING EXPENSES

	Parent Company

	2005		2004

	3. Quarter	Nine Months	3. Quarter	Nine Months

General and Administrative Expenses
Personnel	170	322	36	114
Material	13	24	6	63
Outside Services	795	3,217	1,984	6,682
Leases and Rentals	12	12	2	2
Publicity and Advertising	575	1,309	1,534	1,617
Legal, Judicial and Indemnities	6	165	229	254
Trade Associations	60	212	55	571
Issue of Debentures	-	-	2,683	8,048
Other	160	351	38	310

Total	1,791	5,612	6,567	17,661

	Consolidated

	2005		2004

	3. Quarter	Nine Months	3. Quarter	Nine Months

Selling Expenses

Personnel	9,602	26,772	7,690	22,783
Material	1,389	3,031	1,006	2,130
Outside Services	11,298	32,114	12,610	33,764
Allowance for Doubtful Accounts	11,063	36,594	27,735	51,836
Depreciation and Amortization	1,416	4,537	1,059	2,880
Collection Tariff and Services	11,094	31,869	9,009	26,915
Other	2,003	6,386	1,160	3,697

Total	47,865	141,303	60,269	144,005

General and Administrative Expenses
Personnel	18,117	53,246	16,331	52,075
Employee Pension Plans	222	702	3,268	4,544
Material	1,808	3,349	721	2,214
Outside Services	31,361	80,649	24,676	73,713
Leases and Rentals	1,339	4,160	983	4,001
Depreciation and Amortization	5,884	18,524	5,457	15,654
Publicity and Advertising	1,756	4,003	866	2,630
Legal, Judicial and Indemnities	3,550	13,204	7,244	13,772
Donations, Contributions and Subsidies	771	2,968	1,220	4,659
PERCEE	194	1,562	2,020	9,495
Issue of Debentures	-	-	2,683	8,048
Other	3,777	10,332	1,432	9,002

Total	68,779	192,699	66,901	199,807

Other Operating Expenses
Inspection Fee	4,294	12,192	3,738	9,429
Energy Efficiency Research	5,495	17,109	4,759	10,240

Total	9,789	29,301	8,497	19,669

Goodwill Amortization	2,036	6,110	19,517	58,552

Total Operating Expenses	128,469	369,413	155,184	422,033

(28) FINANCIAL INCOME (EXPENSE)

	Parent Company

	2005		2004

	3. Quarter	Nine Months	3. Quarter	Nine Months
Financial Income

Income from Temporary Cash Investments	12,675	37,218	17,695	30,849
Interest on Tax Credits	1,658	4,446	615	1,355
Interest on Intercompany Loans	1,277	3,294	2,797	9,287
Other	1,054	2,057	1,818	2,452
PIS and COFINS	-	(7,425)	(599)	(7,186)

Subtotal	16,664	39,590	22,326	36,757
Interest on Equity	-	80,273	-	52,110

Total	16,664	119,863	22,326	88,867

Financial Expense
Debt Charges	39	(3,546)	(42,537)	(119,013)
Banking Expenses	(1,096)	(3,436)	(1,585)	(5,497)
Monetary variations	(4,325)	(14,924)	3,216	(5,607)
Other	(36)	(96)	(427)	(642)
PIS and COFINS credit - Technical Interpretation IBRACON
No. 1/2004	-	-	597	6,168

Subtotal	(5,418)	(22,002)	(40,736)	(124,591)
Goodwill Amortization	(13,954)	(40,829)	(18)	(54)
Interest on Equity	-	(76,920)	-	-

Total	(19,372)	(139,751)	(40,754)	(124,645)

Net financial expense	(2,708)	(19,888)	(18,428)	(35,778)

	Consolidated

	2005		2004

	3. Quarter	Nine Months	3. Quarter	Nine Months
Financial Income

Income from Temporary Cash Investments	25,988	91,881	23,879	53,667
Late Payments Charges	21,124	63,162	21,911	61,529
Exchange and Monetary Variations	(5,538)	(18,305)	(12,584)	8,117
Interest on CVA and Parcel "A"	38,233	110,753	38,067	96,556
Discount	3,526	7,964	1,915	5,015
Interest from Extraordinary Tariff Adjustment	27,173	82,492	28,856	88,667
Interest on Intercompany Loans	-	-	903	2,708
Dividends Received from Non-Controlled Companies	3,015	7,723	32	878
Other	10,384	31,121	9,257	21,758
PIS and COFINS	-	(8,358)	(2,436)	(26,019)

Total	123,905	368,433	109,800	312,876

Financial Expense
Debt Charges	(137,065)	(424,852)	(177,685)	(504,211)
Banking Expenses	(15,294)	(43,780)	(15,318)	(43,679)
Monetary Variations	(5,860)	(85,585)	(41,467)	(202,233)
Amortization of Deferred Exchange Variation	-	-	(2,229)	(8,170)
Interest on Intercompany Loans	-	-	(296)	(966)
Other	(7,801)	(24,601)	(9,836)	(21,090)
PIS and COFINS credit - Technical Interpretation IBRACON No. 1/2004	-	-	5,513	37,572

Subotal	(166,020)	(578,818)	(241,318)	(742,777)
Goodwill Amortization	(29,255)	(86,733)	(14,760)	(44,278)
Interest on Equity	-	(81,256)	-	(3,180)

Total	(195,275)	(746,807)	(256,078)	(790,235)

Net financial expense	(71,370)	(378,374)	(146,278)	(477,359)

(29) FINANCIAL INSTRUMENTS

29.1 CONSIDERATIONS ON RISKS

The businesses of the Company and its subsidiaries basically comprise the generation of electric energy, commercialization and sales of energy to final consumers, as public service utilities, the activities and tariffs of which are largely regulated by ANEEL.

The principal market risk factors that affect business are related basically to fluctuations in exchange rates and interest, credit, energy shortages, and prepayments of debts. The Company and its subsidiaries manage these risks in such a way as to minimize them through the compensation mechanism (“CVA”), contracting hedge/swap operations, adopting collection policies, obtaining guarantees and cutting off supplies to defaulting customers and monitoring contractual obligations.

29.2 VALUATION OF FINANCIAL INSTRUMENTS

The Company and its subsidiaries maintain operating and financial policies and strategies aimed at ensuring the liquidity, security and profitability of their assets. As a result, control and follow-up procedures are in place on the transactions and balances of financial instruments, for the purpose of monitoring the risks and current rates in relation to those practiced in the market rates.

As of September 30, 2005, the principal financial asset and liability instruments of the Company and its subsidiaries are as follows:

  Cash and banks – with market values approximately equivalent to the amounts stated in the balance sheets;
  Investments – the investments in subsidiaries that have stock quoted on the capital market approximately equivalent to the amounts recorded in the balance sheets;
  Regulatory Assets and Liabilities – the amounts are recorded in accordance with the criteria defined by ANEEL;
  Loans, Financing, Debentures, Derivatives and Credits Receivable - the estimates of the market value of these financial instruments were based on models that discount future cash flows to present value, comparison with similar transactions contracted on dates close to the end of the quarter and comparisons with average market parameters. In cases where there are no similar transactions in the market, principally related to the loan linked to the regulatory assets and credits receivable from CESP, the Company assumed that the market value corresponds to the respective carrying value, in view of its exclusive characteristics.

The carrying values of the loans and financing, debentures and derivatives, compared with the market borrowing rates as of September 30, 2005 and June 30, 2005, are as follows:

	Parent Company

	September 30, 2005		June 30, 2005

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	-	-	73,706	82,446
Derivatives	23,506	23,727	30,748	27,783

Total	23,506	23,727	104,454	110,229

	Consolidated

	September 30, 2005		June 30, 2005

	Book Value	Fair Value	Book Value	Fair Value

Loans and Financing	2,699,590	2,651,288	2,861,892	2,843,518
Debentures	1,948,855	1,920,323	1,923,035	1,930,303
Derivatives	75,090	73,476	100,117	95,416

Total	4,723,535	4,645,087	4,885,044	4,869,237

(30) RELEVANT FACTS

a) Segregation of Shareholding

Pursuant to Law nº 10,848 of March 15, 2004, the subsidiary CPFL Paulista submitted to ANEEL the model for segregation of the shareholdings in the subsidiaries CPFL Piratininga and RGE, by transfer of the share control to CPFL Energia S.A., which involves a reduction in capital.

ANEEL, in an Executive Meeting held on September 5, 2005, agreed to the segregation and an extension of the term for implementation of the corporate structuring, as published in Authorizing Resolution nº 305.

The corporate segregation process should be introduced in stages, whereby transfer of the share control of CPFL Piratininga should take place by April 14, 2006, and the transfer of the control of RGE by March 14, 2007. These operations should be supported by Accounting Appraisal Reports, approved in accordance with corporate legislation, to be approved by ANEEL prior to the holding of the respective general meetings of the companies' shareholders.

Once the corporate restructuring process has been concluded, CPFL Energia will have direct control of CPFL Piratininga and RGE. CPFL Energia and its subsidiaries will inform their shareholders and the market in general as to the implementation of each stage of the process.

b) Repass Tariff – Itaipu

ANEEL, through Approved Resolution nº 210 of October 3, 2005, authorized by Ministry of Finance Administrative Ordinance nº 338, of September 29, 2005, established the tariff adjustment for power from Itaipu Binacional at 12.10%, effective in the period from October 1 to December 31, 2006.

This change in price does not affect the distributors, in view of the mechanism for setting off changes in unmanageable costs, and this price variation should comprise part of the balance of the Recoverable Cost Variations – Parcel "A" (“CVA”) and will be passed through to the electricity tariffs in the subsidiaries' next tariff adjustment.

(31) SUBSEQUENT EVENT

a) Commercial Operation of UHE Barra Grande Plant

On November 01, 2005, the first generating unit of the Barra Grande Hydroelectric Plant started operating. The other units are scheduled to start operations in January and April 2006.

b) Filling of Reservoir of Campos Novos Hydroelectric Plant

On October 3, 2005, FATMA (Environment Foundation of the State of Santa Catarina) issued the authorization to fill the Reservoir of the Campos Novos Hydroelectric Plant, through Official Letter Nº DICA-002610. On October 10, 2005, with a reduction in the flow of the river to neighboring tributaries of 1,000 m3/s, the sluice gates of the bypass tunnels were lowered, effectively starting the filling of the Reservoir.

c) Merger of Shares of CPFL Piratininga and CPFL Paulista

A General Meeting of Shareholders scheduled for November 22, 2005 will discuss the proposed corporate reorganization concerning the merger of the shares held by the minority shareholders of the subsidiary CPFL Piratininga by CPFL Paulista and, subsequently, the merger of the shares held by the minority shareholders of CPFL Paulista by the parent company CPFL Energia.

This reorganization will involve the transfer of all the common and preferred shares of the non-controlling shareholder’s of the subsidiary CPFL Piratininga to the equity of CPFL Paulista, resulting in a capital increase in CPFL Paulista of R$ 55,407,328.41, through the issue of 58,745,376 common shares and 168,047,235 class “A” preferred shares, all book entry shares and without par value; and the subsequent transfer of all the shares of the non-controlling shareholder’s of CPFL Paulista to the equity of CPFL Energia, resulting in an increase of capital in CPFL Energia of R$ 468,201,127.47, through the issue of 18,862,417 book entry common shares without par value.

The current shareholders of the subsidiary CPFL Piratininga will receive: (i) 1 (one) common share of CPFL Paulista for every 6.053721422 common shares of CPFL Piratininga; and (ii) 1 (one) class “A” preferred share of CPFL Paulista for every 6.053721422 preferred shares of CPFL Piratininga.

Subsequently, the shareholders of CPFL Paulista, including new shareholders resulting from the merger of the shares of the subsidiary CPFL Piratininga, will receive 1 (one) common share of CPFL Energia for every 101.600724349 common or preferred class “A”, “B” or “C” shares held by them in CPFL Paulista.

The exchange conditions of exchange established above were based on market price reports, using the cash flow method discounted to present values of the three companies, as prepared by an independent, specialized financial institution.

d) Energy Purchase and Sale Auction (information not examined by the Independent Accountants)

The subsidiaries CPFL Paulista and CPFL Piratininga, as public electricity distribution service concessionaires, participated on October 11, 2005 in the 3rd and 4th electric energy auctions as purchasers of energy and acquired energy under contracts for supply period of 3 years starting in 2006 and 8 years starting in 2009. The table below shows the accumulated amounts of energy and the average purchase price of the contracts for the years 2005 to 2009, also including the purchases already made in the December 2004 and April 2005 auctions:

CPFL Paulista
	2005	2006	2007	2008	2009

Amount purchased at auction (average MW)	112.761	313.561	335.546	457.450	588.090
Average price ( R$/MWh) (*)	57.51	63.58	64.38	69.50	75.97
Average of Initial Contracts in January 2005 (R$/MWh)	75.26	-	-	-	-

CPFL Piratininga
	2005	2006	2007	2008	2009

Amount purchased at auction (average MW)	59.348	125.560	125.560	162.808	219.142
Average price ( R$/MWh) (*)	57.51	62.37	62.37	67.28	75.51
Average of Initial Contracts in January 2005 (R$/MWh)	87.81	-	-	-	-

(*)The base date of the prices is the date on which each of the auctions were held.

The subsidiary RGE did not participate in these auctions for the acquisition of electric energy

The companies providing energy in the auctions are: CDSA, CEB, CEEE, CELPA, CEMIG GERAÇÃO, CESP, CGTEE, CHESF, COPEL GERAÇÃO, DUKE PARANAPANEMA, ELETRONORTE, EMAE, ENERGEST, FURNAS, LIGHT, TRACTEBEL and TRACTEBEL COMERCIALIZADORA.

(32) CASH FLOW

	Parent company		Consolidated

	September	September	September	September
	30, 2005	30, 2004	30, 2005	30, 2004

OPERATING CASH FLOW
Income for the period	640,561	118,835	640,561	118,835
ADJUSTMENTS TO RECONCILE INCOME (LOSS) TO CASH
DERIVED FROM OPERATIONS
Non-controlling shareholders' interest	-	-	31,107	8,336
Remuneration of Regulatory Rationing Assets	-	-	(138,926)	(130,408)
Tariff Review - 2003	-	-	35,257	77,898
Tariff Adjustment - 2005	-	-	(40,382)	-
Low Income Consumers’ Subsidy	-	-	(15,307)	(9,284)
Depreciation and amortization	40,829	54	318,111	306,228
Provision for contingencies	-	-	52,152	26,078
Interest and monetary restatement	(7,200)	(10,733)	(29,144)	91,022
Unrealized losses (gains) on derivative instruments	3,394	13,884	(12,662)	14,640
Cost of Pension Plan	-	-	94,552	172,522
Equity gain (loss)	(673,658)	(224,588)	-	-
(Gains) losses on changes in participation in subsidiaries	-	205	-	(1,053)
Loss (gain) on the write-off of permanent assets	-	-	2,379	6,890
Tax Credits assets and liabilities	-	-	24,678	(71,022)
Other	44	-	(304)	2,846

DECREASE (INCREASE) IN OPERATING ASSETS
- Consumers, concessionaires and licensees	-	-	93,023	88,429
- Dividends received	571,759	250,582	-	-
- Other receivables	115	-	30,835	26,919
- Recoverable Taxes	17,539	(6,357)	(199,813)	(36,356)
- Financial Investment	(106,234)	(116,805)	33,945	(249,692)
- Inventories	-	-	(1,498)	178
- Deferred cost variations	-	-	69,686	(28,848)
- Judicial deposits	-	-	(66,846)	(22,672)

- Other operating assets	(202)	8,715	(15,100)	20,582

INCREASE (DECREASE) IN OPERATING LIABILITIES
- Suppliers	(5,670)	(28)	(46,974)	47,755
- Taxes and social contributions	(15,702)	(216)	193,118	77,410
- Payroll	3	-	(108)	132
- Deferred gain variations	-	-	66,077	8,558
- Other liabilities with private pension entity	-	-	(86,216)	(76,441)
- Interest on debts	(3,556)	(63,856)	(29,007)	(37,265)
- Loan and financing - Incorporated Interest	-	-	72,943	108,284
- Regulatory charges	-	-	8,050	32,431
- Related Party	-	58	-	-
- Other liabilities	2	9	15,111	19,985

CASH FLOW PROVIDED BY (USED IN) OPERATIONS	462,024	(30,241)	1,099,298	592,917

INVESTING ACTIVITIES
- Acquisitions of equity interests	(2,828)	-	(1,866)	-
- Acquisitions of fixed assets	(87)	-	(420,932)	(436,249)
- Special obligations	-	-	13,680	27,521
- Additions to deferred charges	-	-	(5,203)	(9,751)
- Proceeds from sale of fixed assets	-	-	8,504	7,094
- Operational Loan Contract with Subsidiary and Associated Company	-	164,453	-	-

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(2,915)	164,453	(405,817)	(411,385)
FINANCING ACTIVITIES
- Loan and financing obtained	-	328,150	678,308	1,113,412
- Payments of loans, financing and debentures	-	-	(998,941)	(763,299)
- Dividends paid	(527,928)	(100,000)	(555,974)	(10,105)
- Deferred Charges	-	(1,084)	-	(1,084)
- Capital Increase	-	-	-	(100,000)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(527,928)	227,066	(876,607)	238,924

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(68,819)	361,278	(183,126)	420,456
OPENING BALANCE OF CASH AND CASH EQUIVALENTS	102,119	81,338	499,838	374,612

Net cash increase due to changes in participation in subsidiaries	-	-	180	-

CLOSING BALANCE OF CASH AND CASH EQUIVALENTS	33,300	442,616	316,892	795,068

SUPPLEMENTARY INFORMATION
- Taxes paid	-	-	289,431	179,020
- Interest paid	3,985	179,896	366,452	522,858

	3,985	179,896	655,883	701,878

CASH AND CASH EQUIVALENTS	December, 2003	September, 2004	December, 2004	September, 2005

PARENT COMPANY
Balance according to Corporation Law	81,338	571,541	186,385	94,214
Reclassification - FAS 95 (1)	-	(128,925)	(84,266)	(60,914)

Adjusted balance	81,338	442,616	102,119	33,300

CONSOLIDATED
Balance according to Corporation Law	374,612	947,761	817,724	471,247
Reclassification - FAS 95 (1)	-	(152,693)	(317,886)	(154,355)

Adjusted balance	374,612	795,068	499,838	316,892

1) Adjustment made to cash and cash equivalents to adjust the Cash Flow Statement to the criteria established by FAS 95 – Statements of Cash Flow. In accordance with this criterion, short-term cash investments that although having immediate liquidity, have maturity dates exceeding 90 days with anticipated redemption subject to their market value are subject to reclassification to the Financial Investments line.

Analysis of Results – CPFL Energia Individual

CPFL Energia, as a holding company, does not have any own cash flow. Therefore, in order to manage its investments, it depends directly on the results of the operations of its subsidiaries, the receipt of dividends, funds from shareholders and funds raised in the financial market.

There was an upturn in results in the quarter in relation to the equivalent period of the prior year, principally as a result of a reduction in operating expenses, improvements in financial income (expense) and equity gains, as follows:

Financial income (expense):

The net financial result in the 3rd quarter of 2005 was an expense of R$ 2,708 thousand, R$ 15,720 thousand lower compared to the expense of R$ 18,428 thousand returned in the equivalent period of 2004.

The improvement noted in the financial result is largely due to liquidation of the indebtedness for payment of the debentures in October 2004 and liquidation of the loan from IFC by conversion of the debt into shares in the Company that took place in 2005. This effect was also partially off set by the increase in the expense of amortization of goodwill arising from the application of the concepts of CVM Instruction nº 319 by the subsidiary CPFL Paulista.

Gains from Equity Interests:

The equity gains are related to the performance of the subsidiaries, as follows:

	2005		2004

Subsidiaries	3. Quarter	Nine Months	3. Quarter	Nine Months

CPFL Paulista	180,613	475,795	(19,503)	98,097
CPFL Geração	31,821	85,454	13,746	50,468
CPFL Brasil	34,200	112,325	24,761	76,023
CPFL Piratininga	62	84	-	-

Total	246,696	673,658	19,004	224,588

06.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 09/30/2005	4 - 06/30/2005
1	Total assets	12,798,195	12,893,333
1.01	Current assets	3,292,504	3,353,130
1.01.01	Cash and banks	471,247	705,219
1.01.02	Credits	2,692,165	2,509,513
1.01.02.01	Consumers, concessionaires and licensees	1,758,742	1,712,083
1.01.02.02	Other receivables	59,853	61,369
1.01.02.03	Financial Investments	21,814	19,451
1.01.02.04	Recoverable taxes	348,430	290,135
1.01.02.05	(-) Allowance for doubtful accounts	(43,956)	(53,459)
1.01.02.06	Deferred costs variations	501,525	431,998
1.01.02.07	Prepaid expenses	45,757	47,936
1.01.03	Inventories	9,073	8,245
1.01.04	Other	120,019	130,153
1.01.04.01	Derivative contracts	1,125	0
1.01.04.02	Other	118,894	130,153
1.02	Noncurrent assets	2,612,280	2,700,351
1.02.01	Credits	2,470,993	2,563,786
1.02.01.01	Consumers, concessionaires and licensees	446,320	496,374
1.02.01.02	Other receivables	83,039	99,445
1.02.01.03	Escrow deposits	212,242	188,375
1.02.01.04	Financial Investments	108,622	110,059
1.02.01.05	Recoverable taxes	73,150	65,281
1.02.01.06	Deferred tax credits	985,598	1,017,109
1.02.01.07	Deferred costs variations	539,591	567,108
1.02.01.08	Prepaid expenses	22,431	20,035
1.02.02	Related parties	0	0
1.02.02.01	Associated companies	0	0
1.02.02.02	Subsidiaries	0	0
1.02.02.03	Other related parties	0	0
1.02.03	Other	141,287	136,565
1.02.03.01	Derivative contracts	569	0
1.02.03.02	Other	140,718	136,565
1.03	Permanent assets	6,893,411	6,839,852
1.03.01	Investments	2,789,633	2,824,587
1.03.01.01	Associated companies	0	0
1.03.01.02	Investments in subsidiaries	1,987,289	2,016,542
1.03.01.02.01	Goodwill or negative goodwill	1,987,289	2,016,542
1.03.01.03	Other investments	802,344	808,045
1.03.01.03.01	Leased assets	772,095	777,795
1.03.01.03.02	Other	30,249	30,250
1.03.02	Property, plant and equipment	4,061,101	3,973,532
1.03.02.01	Property, plant and equipment	4,685,552	4,586,959
1.03.02.02	(-) Special obligation linked to the concession	(624,451)	(613,427)
1.03.03	Deferred charges	42,677	41,733

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 09/30/2005	4 - 06/30/2005
2	Total liabilities and shareholders' equity	12,798,195	12,893,333
2.01	Current liabilities	3,247,544	3,430,386
2.01.01	Loans and financing	843,546	852,383
2.01.01.01	Interest on debts	52,763	47,406
2.01.01.02	Loans and financing	790,783	804,977
2.01.02	Debentures	343,513	309,739
2.01.02.01	Interest on debentures	74,553	41,795
2.01.02.02	Debentures	268,960	267,944
2.01.03	Suppliers	678,778	652,827
2.01.04	Taxes and social contributions payable	626,396	523,742
2.01.05	Dividends and interest on equity	10,157	413,765
2.01.06	Reserves	5,069	7,627
2.01.06.01	Profit sharing	5,069	7,627
2.01.07	Related parties	0	0
2.01.08	Other	740,085	670,303
2.01.08.01	Payroll	3,684	3,377
2.01.08.02	Employee pension plans	90,391	95,080
2.01.08.03	Regulatory charges	69,554	67,739
2.01.08.04	Accrued liabilities	40,289	32,661
2.01.08.05	Deferred gains variations	250,158	194,797
2.01.08.06	Derivative contracts	46,912	65,034
2.01.08.07	Other	239,097	211,615
2.02	Long-term liabilities	4,914,402	5,151,126
2.02.01	Loans and financings	1,856,044	2,009,509
2.02.02	Debentures	1,605,342	1,613,296
2.02.03	Reserves	355,687	343,439
2.02.03.01	Reserve for contingencies	355,687	343,439
2.02.04	Related parties	0	0
2.02.05	Other	1,097,329	1,184,882
2.02.05.01	Suppliers	167,979	219,340
2.02.05.02	Employee pension plans	817,978	805,827
2.02.05.03	Taxes and social contributions payable	41,104	64,097
2.02.05.04	Derivative contracts	29,872	35,083
2.02.05.05	Deferred gains variations	11,664	14,360
2.02.05.06	Other	28,732	46,175
2.03	Deferred income	0	0
2.04	Non-controlling shareholders’ interest	115,750	104,954

06.02 - CONSOLIDATED BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 09/30/2005	4 - 06/30/2005
2.05	Shareholders’ equity	4,520,499	4,206,867
2.05.01	Capital	4,266,589	4,192,921
2.05.02	Capital reserves	0	0
2.05.03	Revaluation reserves	0	0
2.05.03.01	Own assets	0	0
2.05.03.02	Subsidiary/associated companies	0	0
2.05.04	Profit reserves	13,946	13,946
2.05.04.01	Legal	13,946	13,946
2.05.04.02	Statutory	0	0
2.05.04.03	For contingencies	0	0
2.05.04.04	Unrealized profits	0	0
2.05.04.05	Profit retention	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0
2.05.04.07	Other profit reserves	0	0
2.05.05	Retained earnings	239,964	0

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	6 - 01/01/2004 to 09/30/2004
3.01	Operating revenues	2,763,030	8,015,802	2,359,917	6,996,464
3.02	Deductions from operating revenues	(806,607)	(2,337,062)	(732,647)	(2,088,988)
3.02.01	ICMS	(490,618)	(1,406,355)	(422,299)	(1,198,416)
3.02.02	PIS	(45,779)	(127,493)	(37,913)	(111,629)
3.02.03	COFINS	(210,075)	(581,757)	(171,225)	(468,047)
3.02.04	ISS	(253)	(577)	(192)	(431)
3.02.05	Global Reserve Reversal	(10,541)	(31,176)	(10,733)	(33,896)
3.02.06	Emergency charges (ECE/EAEE)	(49,341)	(189,704)	(90,285)	(276,569)
3.03	Net operating revenues	1,956,423	5,678,740	1,627,270	4,907,476
3.04	Cost of sales and/or services	(1,347,385)	(3,944,103)	(1,295,644)	(3,706,217)
3.04.01	Cost of electric energy	(995,771)	(2,941,397)	(992,687)	(2,839,602)
3.04.02	Payroll	(53,007)	(151,931)	(48,008)	(145,337)
3.04.03	Employee pension plans	(22,187)	(66,525)	(50,428)	(137,440)
3.04.04	Material	(9,249)	(26,054)	(7,699)	(20,907)
3.04.05	Outsourced services	(20,824)	(68,230)	(21,490)	(57,691)
3.04.06	Depreciation and amortization	(68,068)	(202,207)	(64,128)	(184,864)
3.04.07	Fuel consumption account - CCC	(105,104)	(278,752)	(58,211)	(180,622)
3.04.08	Energy development account - CDE	(68,849)	(194,476)	(49,260)	(129,280)
3.04.09	Other	(1,361)	(8,001)	(2,452)	(4,984)
3.04.10	Services provided by third parties	(2,965)	(6,530)	(1,281)	(5,490)
3.05	Gross operating income	609,038	1,734,637	331,626	1,201,259
3.06	Operating Expenses/Income	(199,839)	(747,787)	(301,462)	(899,392)
3.06.01	Selling	(47,865)	(141,303)	(60,269)	(144,005)
3.06.02	General and administrative	(68,779)	(192,699)	(66,901)	(199,807)

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	6 - 01/01/2004 to 09/30/2004
3.06.03	Financial	(71,370)	(378,374)	(146,278)	(477,359)
3.06.03.01	Financial income	123,905	368,433	109,800	312,876
3.06.03.02	Financial expenses	(195,275)	(746,807)	(256,078)	(790,235)
3.06.03.02.01	Interest on Equity	0	(81,256)	0	(3,180)
3.06.03.02.02	Amortization of investment goodwill	(29,255)	(86,733)	(14,760)	(44,278)
3.06.03.02.03	Other financial expenses	(166,020)	(578,818)	(241,318)	(742,777)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	(11,825)	(35,411)	(28,014)	(78,221)
3.06.05.01	Merged Goodwill	(2,036)	(6,110)	(19,517)	(58,552)
3.06.05.02	Other	(9,789)	(29,301)	(8,497)	(19,669)
3.06.06	Equity in subsidiaries	0	0	0	0
3.07	Income (loss) from operations	409,199	986,850	30,164	301,867
3.08	Nonoperating income (expense)	464	(1,733)	(3,822)	(8,568)
3.08.01	Income	4,406	7,934	1,723	4,739
3.08.02	Expenses	(3,942)	(9,667)	(5,545)	(13,307)
3.09	Income before taxes on income and minority interest	409,663	985,117	26,342	293,299
3.10	Income tax and social contribution	(132,285)	(325,646)	(73,450)	(201,375)
3.10.01	Social contribution	(33,984)	(87,103)	(19,123)	(54,008)
3.10.02	Income tax	(98,301)	(238,543)	(54,327)	(147,367)
3.11	Deferred income tax and social contribution	(18,517)	(44,639)	47,633	56,464
3.11.01	Deferred Social contribution	(5,484)	(10,262)	12,466	16,128
3.11.02	Deferred Income tax	(13,033)	(34,377)	35,167	40,336
3.12	Statutory profit sharing/contributions	(18,897)	(55,527)	(6,516)	(32,733)
3.12.01	Profit sharing	(10,797)	(31,107)	1,617	(8,336)
3.12.02	Contributions	(8,100)	(24,420)	(8,133)	(24,397)
3.12.02.01	Extraordinary item net of tax effects	(8,100)	(24,420)	(8,133)	(24,397)
3.13	Reversal of interest on equity	0	81,256	0	3,180

07.01 - CONSOLIDATED INCOME STATEMENT (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	6 - 01/01/2004 to 09/30/2004
3.14	Non-controlling shareholder's interest	0	0	0	0
3.15	Net income (loss) for the period	239,964	640,561	(5,991)	118,835
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	460,894,312	460,894,312	411,869,796	411,869,796
	EARNINGS PER SHARE	0.52065	1.38982		0.28853
	LOSSES PER SHARE			(0.01455)

08.01 – COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER

Analysis of Results – CPFL Energia Consolidated

	3. Quarter			Nine Months

Information (Consolidated - R$ thousands)
	2005	2004	Variation	2005	2004	Variation

GROSS REVENUE	2,763,030	2,359,917	17.1%	8,015,802	6,996,464	14.6%
Electricity sales to final consumers	2,492,844	2,171,107	14.8%	7,265,683	6,513,348	11.6%
Electricity sales to distributors	109,906	76,172	44.3%	324,119	231,043	40.3%
Other operating revenues	160,280	112,638	42.3%	426,000	252,073	69.0%
DEDUCTION FROM OPERATING REVENUE	(806,607)	(732,647)	10.1%	(2,337,062)	(2,088,988)	11.9%
NET OPERATING REVENUE	1,956,423	1,627,270	20.2%	5,678,740	4,907,476	15.7%
ENERGY COST	(995,771)	(992,687)	0.3%	(2,941,397)	(2,839,602)	3.6%
Electricity Purchased for resale	(820,256)	(796,389)	3.0%	(2,372,137)	(2,355,002)	0.7%
Electricity Network Usage Charges	(175,515)	(196,298)	-10.6%	(569,260)	(484,600)	17.5%
OPERATING COST/EXPENSE	(480,083)	(458,141)	4.8%	(1,372,119)	(1,288,648)	6.5%
Personnel	(81,321)	(72,236)	12.6%	(233,124)	(220,983)	5.5%
Employee Pension Plan	(22,409)	(53,696)	-58.3%	(67,227)	(141,984)	-52.7%
Material	(14,087)	(9,886)	42.5%	(35,696)	(28,362)	25.9%
Outsourced Services	(64,130)	(59,390)	8.0%	(182,816)	(166,758)	9.6%
Depreciation and Amortization	(75,460)	(70,644)	6.8%	(225,542)	(203,398)	10.9%
Merged Goodwill Amortization	(2,036)	(19,517)	-89.6%	(6,110)	(58,552)	-89.6%
Fuel consumption account - CCC	(105,104)	(58,211)	80.6%	(278,752)	(180,622)	54.3%
Energy development account - CDE	(68,849)	(49,260)	39.8%	(194,476)	(129,280)	50.4%
Other	(46,687)	(65,301)	-28.5%	(148,376)	(158,709)	-6.5%
INCOME FROM ELECTRIC UTILITY SERVICES	480,569	176,442	172.4%	1,365,224	779,226	75.2%
FINANCIAL INCOME (EXPENSE)	(71,370)	(146,278)	-51.2%	(378,374)	(477,359)	-20.7%
Expense, Net of Income	(71,370)	(146,278)	-51.2%	(297,118)	(474,179)	-37.3%
Interest on equity	-	-	-	(81,256)	(3,180)	2455.2%
OPERATING INCOME	409,199	30,164	-	986,850	301,867	226.9%
NON-OPERATING INCOME (EXPENSE)	464	(3,822)	-	(1,733)	(8,568)	-79.8%
Income	4,406	1,723	155.7%	7,934	4,739	67.4%
Expenses	(3,942)	(5,545)	-28.9%	(9,667)	(13,307)	-27.4%
INCOME BEFORE TAXES	409,663	26,342	1455.2%	985,117	293,299	235.9%
Social Contribution	(39,468)	(6,657)	492.9%	(97,365)	(37,880)	157.0%
Income Tax	(111,334)	(19,160)	481.1%	(272,920)	(107,031)	155.0%
INCOME BEFORE EXTRAORDINARY ITEMS
MINORITY INTEREST AND REVERSALS	258,861	525	49206.9%	614,832	148,388	314.3%
Extraordinary Item net of taxes	(8,100)	(8,133)	-0.4%	(24,420)	(24,397)	0.1%
Minority interest	(10,797)	1,617	-	(31,107)	(8,336)	273.2%
Reversal of interest on equity	-	-	-	81,256	3,180	2455.2%
NET INCOME FOR THE PERIOD	239,964	(5,991)	-4105.4%	640,561	118,835	439.0%

EBITDA	570,141	318,094	79.2%	1,631,263	1,166,256	39.9%

Gross revenue

The gross operating revenue in the quarter was R$ 2,763,030 thousand, a growth of 17.1% compared to the gross income for the same period of the previous year.

The main factors that contributed to this growth were:

  The tariff adjustments of the distributors CPFL Paulista, CPFL Piratininga and RGE, of 17.74%, 14.00% and 21.93% respectively.
  The tariff adjustments of 4.0% on the generation contracts, relating to the initial contracts of the PCHs; of 12.42% on the Semesa contract and 11.12% on the other contracts.
  An increase of 111.2% in revenues from the Network Usage Charge (TUSD) by free customers.

  The effects of the 2003 tariff review on the subsidiary CPFL Piratininga. There was a decrease in operating income of R$28,649 thousand in the quarter, whereas for the same period of the previous year the decrease was R$ 117,142 thousand (see notes nº 3 and nº 25).

• Quantity of Energy Sold

In the third quarter, there was a growth of 4.1% in the total quantity of energy sold compared to the same quarter of the previous year, the highlight being in the residential and commercial classes, and an increase in the amount of electricity sold to the other concessionaires and licensees.

The growth of 5.5% in the residential and 5.8% in the commercial classes was due to the improvement in economic conditions, reflected in the increase in employment offered, in income and in growth in the industrial production of Brazil, as well as the higher temperatures in the quarter, which also contributed to the increase in consumption.

The increase noted in the quantity of energy sold to distributors was largely due to the energetic action of CPFL Brasil, the company that commercializes electricity.

In relation to the industrial class, there was a decrease of 6.3% in the amount of energy sold due to the migration of free consumers. The effects of this migration are being reduced by the significant number retained by the subsidiary CPFL Brasil, and by the revenue obtained through the Network Usage Charge (TUSD). As these consumers are still connected to the distribution system of the concessionaire in their region, they are billed for use of the distribution network. The total amount billed in the quarter, as revenue from the availability of the electricity network was R$ 127,558 thousand, a growth of R$ 67,170 thousand compared to the amounts billed in the same period of 2004.

Cost of the Electricity Service

In the third quarter of 2005, the costs of the electricity service were R$ 995,771 thousand, an increase of only 0.3% compared to same period of the previous year.

The maintenance of the costs for the Electricity Service is due to the effect of the reduction of costs for charges for the use of the transmission and distribution system, offset against the increase in the costs of energy purchased due to the increase in the amount of energy acquired and the increase in the generation costs.

Operating Expenses

The manageable operating expenses, comprising costs of personnel, materials, outsourced services and others, amounted to R$ 206,225 thousand in the third quarter of 2005, there being no significant change in comparison with the expense for the same period of the previous year, amounting to R$ 206,813 thousand.

The amortization of merged goodwill totaled R$ 2,036 thousand in the quarter, a reduction of R$ 17,481 thousand compared with the amortization in the same period of previous year. This reduction was due to application of the concept of CVM Instruction nº. 349/2001 as from December 2004, with the registration of the amortization of the merged goodwill related to the acquisition of CPFL Paulista and CPFL Piratininga under financial expense. The current balance of amortization refers to the merged goodwill of RGE.

Expenses with the Employee Pension Plan (Fundação CESP) recorded in the quarter in the amount of R$ 22,409 thousand, is a decrease of 58.3% compared to the amount recorded in the same period of the previous year. The decrease is due to the review of the actuarial premises related to the biometric mortality table and the expected rate of return on the plan's assets, taken into consideration in the actuarial calculation.

The other changes between the quarters ended September 30, 2005 and 2004 are due to expense for CCC and CDE, which jointly totaled R$ 173,953 thousand, an increase of 61.9%, explained by the adjustments in contributions and principally by the amortization in 2005 of the CVA deferred in 2004. It should be noted that the variations in these costs are fully covered by the electricity tariffs.

Financial income (expense)

The net financial expense in the quarter was R$ 71,370 thousand, which is 51.2% lower than the expense in 2004. The decrease in the financial expenses is a result of the reduction in indebtedness, change in the debt profile, and improvement in some macro economic indexes (especially the Market Price Index - IGP-M).

Net income and EBITDA

Based on the above factors, the income determined in the quarter, after the effects of income tax and social contribution was R$ 239,964 thousand, an increase of R$ 245,955 thousand compared to the loss of some R$ 5,991 thousand in the same period of 2004. For the nine-month period ended September 30, 2005 and 2004, the net income determined was R$ 640,561 thousand and R$ 118,835 thousand, respectively.

The consolidated EBITDA (Net Income for the Quarter, excluding the effects of the employee pension plan, depreciation, amortization, financial expense, social contribution, income tax and extraordinary items) for the third quarter of 2005 was R$ 570,141 thousand, 79.2% higher than the EBITDA determined in the same period of 2004.

09.01 HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES

1 - ITEM	2 - NAME OF SUBSIDIARY/ASSOCIATED COMPANY	3 - CNPJ (Federal Tax ID)	4 - CLASSIFICATION	5 - PARTICIPATION IN CAPITAL OF INVESTEE - %	6 - SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER (in units)		9 - NUMBER OF SHARES HELD IN PREVIOUS QUARTER (in units)

01	COMPANHIA PAULISTA DE FORÇA E LUZ	33.050.196/0001-88	PUBLIC SUBSIDIARY	94.94	42.09
COMMERCIAL, INDUSTRIAL AND OTHER		31,903,722,885			31,903,722,885

02	CPFL GERAÇÃO DE ENERGIA S.A.	03.953.509/0001-47	PUBLIC SUBSIDIARY	100.00	23.81
COMMERCIAL, INDUSTRIAL AND OTHER		205,487,713,670		205,487,715,772

03	CPFL COMERCIALIZAÇÃO BRASIL LTDA	04.973.790/0001-42	CLOSED SUBSIDIARY	100.00	0.77
COMMERCIAL, INDUSTRIAL AND OTHER		455,996		455,996

04	COMPANHIA PIRATININGA DE FORÇA E LUZ	04.172.213/0001-51	PUBLIC SUBSIDIARY	0.13	0.02
COMMERCIAL, INDUSTRIAL AND OTHER		70,800,000		70,800,000

15.01 – INVESTMENTS

(Not reviewed by independent auditors)

Our principal capital expenditure in the last years have been for the maintenance and upgrading of our distribution network and generation projects. The following table sets forth our capital expenditure for the nine months of 2005, as well as the three years ended December 31, 2004, 2003 and 2002. The table does not include the costs of acquiring BAESA, Foz do Chapecó and ENERCAN in 2002.

	In million of R$

		Year Ended December 31,

	Nine Months	2004	2003	2002

Distribution
CPFL Paulista	129	131	125	121
CPFL Piratininga	59	64	64	44
RGE	57	66	45	53

Total distribution	245	261	234	218
Generation	174	343	331	294
Commercialization
CPFL Brasil	2	2	0	0

Total	421	606	565	512

We plan to make capital expenditures totaling approximately R$ 723 million in 2005 and approximately R$ 681 million in 2006. Of total budgeted capital expenditure over this period, R$ 627 million is for distribution and R$ 777 million is for generation.

16.01 OTHER IMPORTANT INFORMATION ON THE COMPANY

Adittional information – New Market

Position of the shareholders of CPFL Energia S/A with more than 5% of the shares holding voting rights, as of September 30, 2005:

Shareholders	Common	Partic - %
	Shares

VBC Energia S.A.	173,533,244	37.65%
521 Participações S.A.	149,230,369	32.38%
Bonaire Participações S.A.	60,713,509	13.17%
BNDES Participações S.A.	23,005,251	4.99%
Treasury Shares	1	0.00%
Other shareholders	54,411,939	11.81%

Total	460,894,313	100.00%

Quantity and characteristic of securities held by the Controlling Shareholders, Executive Officers, Board of Directors and Fiscal Committee, as of September 30, 2005 and 2004:

	September 30, 2005		September 30, 2004
Shareholders	Common Shares	%	Common Shares	%
Controlling Shareholders	383,477,122	83.20%	397,785,268	96.58%
Executive Officers	45,078	0.01%	-	0.00%
Board of Directors	21	0.00%	21	0.00%
Fiscal Committee	-	0.00%	-	0.00%
Treasury Shares	1	0.00%	-	0.00%
Other Shareholders	77,372,091	16.79%	14,084,507	3.42%
Total	460,894,313	100.00%	411,869,796	100.00%

Composition of Market shares (Free Float), as of September 30, 2005 and 2004:

	September 30, 2005		September 30, 2004
Shareholders	Common Shares	%	Common Shares	%
Executive Officers	45,078	0.01%	-	0.00%
Other Shareholders	77,372,091	16.79%	14,084,507	3.42%
Total	77,417,169	16.80%	14,084,507	3.42%

Equity position of Company shareholders with more than 5% of the voting capital, to individual level:

Shareholder’s composition of VBC Energia S/A with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2005.

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(a)	VBC Participações S/A	3,123,551	100.00%	141,061	100.00%	3,264,612	100.00%
	Other Shareholders	7	0.00%	0	0.00%	7	0.00%
	Total	3,123,558	100.00%	141,061	100.00%	3,264,619	100.00%

(a) VBC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(b)	Votorantim Energia Ltda.	3,166,839,246	33.34%	0	0.00%	3,166,839,246	33.34%
(c)	Bradesplan Participações S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
(d)	Camargo Corrêa Energia S/A	3,166,839,246	33.33%	0	0.00%	3,166,839,246	33.33%
	Other Shareholders	7	0.00%	0	0.00%	7	0.00%
	Total	9,500,517,745	100.00%	0	0.00%	9,500,517,745	100.00%

(b) Votorantim Energia Ltda

	Shareholders	Quotas	%
(e)	Votorantim Participações S/A	515,467,904	63.87%
(f)	Cia Brasileira de Alumínio	225,393,870	27.93%
(g)	Cia Luz e Força Santa Cruz	66,201,356	8.20%
	Total	807,063,130	100.00%

(c) Bradesplan Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(h)	Bradespar S/A	1,774,477,319	100.00%	0	0.00%	1,774,477,319	100.00%
	Other Shareholders	6	0.00%	0	0.00%	6	0.00%
	Total	1,774,477,325	100.00%	0	0.00%	1,774,477,325	100.00%

(d) Camargo Corrêa Energia S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(i)	Camargo Corrêa S/A	518,860	100.00%	518,852	100.00%	1,037,712	100.00%
	Other Shareholders	0	0.00%	8	0.00%	8	0.00%
	Total	518,860	100.00%	518,860	100.00%	1,037,720	100.00%

(e) Votorantim Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(j)	Hejoassu Administração S/A	5,227,057,494	98.56%		0.00%	5,227,057,494	98.56%
	Other Shareholders	76,106,492	1.44%		0.00%	76,106,492	1.44%
	Total	5,303,163,986	100.00%	0	0.00%	5,303,163,986	100.00%

(f) Cia Brasileira de Alumínio

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(e)	Votorantim Participações S/A	711,334,410	99.74%	0	0.00%	711,334,410	99.74%
	Other Shareholders	1,874,557	0.26%	0	0.00%	1,874,557	0.26%
	Total	713,208,967	100.00%	0	0.00%	713,208,967	100.00%

(g) Cia Luz e Força Santa Cruz

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(f)	Cia Brasileira de Alumínio	473,174,855	99.99%	38,101,909	100.00%	511,276,764	99.99%
	Other Shareholders	39,243	0.01%	0	0.00%	39,243	0.01%
	Total	473,214,098	100.00%	38,101,909	100.00%	511,316,007	100.00%

(h) Bradespar S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(l)	Cidade de Deus Cia Cial de Participações	11,220,806	36.59%	75,240	0.13%	11,296,046	12.92%
	Fundação Bradesco	4,544,826	14.82%	724,746	1.28%	5,269,572	6.03%
(m)	Gespar Participações Ltda	3,310,216	10.79%	0	0.00%	3,310,216	3.79%
(n)	NCF Participações S/A	4,286,878	13.98%	0	0.00%	4,286,878	4.90%
	Other Shareholders	7,303,400	23.82%	55,956,238	98.59%	63,259,638	72.36%
	Total	30,666,126	100.00%	56,756,224	100.00%	87,422,350	100.00%

(i) Camargo Corrêa S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(o)	Participações Morro Vermelho S/A	48,938	99.98%	93,099	100.00%	142,037	99.99%
	Other Shareholders	8	0.02%	1	0.00%	9	0.01%
	Total	48,946	100.00%	93,100	100.00%	142,046	100.00%

(j) Hejoassu Administração S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Espólio de José Ermírio de Moraes Filho	400,000	25.00%	0	0.00%	400,000	25.00%
(p)	AEM Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(q)	ERMAN Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
(r)	MRC Participações S/A	400,000	25.00%	0	0.00%	400,000	25.00%
	Total	1,600,000	100.00%	0	0.00%	1,600,000	100.00%

(l) Cidade de Deus Cia Cial de Participações

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
(t)	Nova Cidade de Deus Participações S/A	2,333,056,605	44.43%	0	0.00%	2,333,056,605	44.43%
	Fundação Bradesco	1,724,997,712	32.85%	0	0.00%	1,724,997,712	32.85%
	Lia Maria Aguiar	417,744,408	7.96%	0	0.00%	417,744,408	7.96%
	Lina Maria Aguiar	442,193,236	8.42%	0	0.00%	442,193,236	8.42%
	Other Shareholders	332,631,968	6.34%	0	0.00%	332,631,968	6.34%
	Total	5,250,623,929	100.00%	0	0.00%	5,250,623,929	100.00%

(m) Gespar Participações Ltda

Shareholders	Quotas	%
Jampur Trading International Soc Unipessoal Ltda (1)	195,895,531	99.98%
Espirito Santo Investimentos S/A	32,000	0.02%
Total	195,927,531	100.00%

(n) NCF Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	14,331,333	25.10%	50,828,750	100.00%	65,160,083	60.38%
(l)	Cidade de Deus Cia Cial de Participações	41,979,583	73.54%	0	0.00%	41,979,583	38.90%
(t)	Nova Cidade de Deus Participações S/A	777,000	1.36%	0	0.00%	777,000	0.72%
	Total	57,087,916	100.00%	50,828,750	100.00%	107,916,666	100.00%

(o) Participações Morro Vermelho S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Rosana Camargo Arruda Botelho	4,882,646	33.34%	0	0.00%	4,882,646	33.34%
Renata Camargo Nascimento	4,882,646	33.33%	0	0.00%	4,882,646	33.33%
Regina Camargo Pires Oliveira Dias	4,882,644	33.33%	0	0.00%	4,882,644	33.33%
Other Shareholders	191	0.00%	0	0.00%	191	0.00%
Total	14,648,127	100.00%	0	0.00%	14,648,127	100.00%

(p) AEM Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Antonio Ermírio de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at AEM Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(s)	JEMF Participações S/A			300	33.34%	300	0.00%
(q)	ERMAN Participações S/A			300	33.33%	300	0.00%
(r)	MRC Participações S/A			300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(q) ERMAN Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Ermírio Pereira de Moraes (although having donated his shares to his direct descendants, the shareholder still detains the voting rights at ERMAN Participações S.A, corresponding to the totality of his common shares, during his lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(s)	JEMF Participações S/A			300	33.34%	300	0.00%
(p)	AEM Participações S/A			300	33.33%	300	0.00%
(r)	MRC Participações S/A			300	33.33%	300	0.00%

	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(r) MRC Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Maria Helena Moraes Scripilliti (although having donated her shares to her direct descendants, the shareholder still detains the voting rights at MRC Participações S.A, corresponding to the totality of her common shares, during her lifetime)	684,729,100	100.00%	0	0.00%	684,729,100	100.00%
(s)	JEMF Participações S/A			300	33.34%	300	0.00%
(q)	ERMAN Participações S/A			300	33.33%	300	0.00%
(p)	AEM Participações S/A			300	33.33%	300	0.00%
	Total	684,729,100	100.00%	900	100.00%	684,730,000	100.00%

(s) JEMF Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
José Ermírio de Moraes Neto	3,500	33.34%	0	0.00%	3,500	33.30%
José Roberto Ermírio Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
Neide Helena de Moraes	3,500	33.33%	0	0.00%	3,500	33.30%
AEM Participações S/A	0	0.00%	4	33.34%	4	0.04%
ERMAN Participações S/A	0	0.00%	4	33.33%	4	0.03%
MRC Participações S/A	0	0.00%	4	33.33%	4	0.03%
Total	10,500	100.00%	12	100.00%	10,512	100.00%

(t) Nova Cidade de Deus Participações S/A

	Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
	Fundação Bradesco	91,340,406	46.30%	209,037,114	98.35%	300,377,520	73.29%
(u)	Elo Participações S/A	105,932,096	53.70%	0	0.00%	105,932,096	25.85%
	Caixa Beneficiente Fun.do Bradesco	0	0.00%	3,511,005	1.65%	3,511,005	0.86%
	Total	197,272,502	100.00%	212,548,119	100.00%	409,820,621	100.00%

(u) Elo Participações S/A

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Lázaro de Mello Brandão	6,769,981	5.63%	0	0.00%	6,769,981	3.68%
Other Shareholders	113,556,200	94.37%	63,696,077	100.00%	177,252,277	96.32%
Total	120,326,181	100.00%	63,696,077	100.00%	184,022,258	100.00%

Shareholder’s composition of 521 Participações S/A with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Fundo de Investimento Financeiro BB Renda Fixa IV	377,593	15.70%	0	0.00%	377,593	15.70%
Fundo Mutuo de Investimento em Ações BB - Carteira Livre I	2,027,402	84.30%	0	0.00%	2,027,402	84.30%
Other Shareholders	5	0.00%	0	0.00%	5	0.00%
Total	2,405,000	100.00%	0	0.00%	2,405,000	100.00%

Shareholder’s composition of Bonaire Participações S/A with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Energia Fundo de Investimento em Participações	66,728,872	100.00%	0	0.00%	66,728,872	100.00%
Other Shareholders	6	0.00%	0	0.00%	6	0.00%
Total	66,728,878	100.00%	0	0.00%	66,728,878	100.00%

Shareholder’s composition of BNDES Participações S/A with more than 5% of common shares (voting right), up to the individuals level, as of September 30, 2005.

Shareholders	Common Shares	%	Preferred Shares	%	TOTAL	%
Banco Nacional de Desenv.Econômico e Social (2)	1	100.00%	0	0.00%	1	100.00%
Total	1	100.00%	0	0.00%	1	100.00%

(1) Foreign capital company.
(2) State agency – Brazilian Federal.

17.01 REPORT ON SPECIAL REVIEW-UNQUALIFIED

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of
CPFL Energia S.A.
São Paulo - SP

1.
We have performed a special review of the accompanying interim financial statements of CPFL Energia S.A. and subsidiaries (Company and Consolidated), consisting of the balance sheets as of September 30, 2005, and the related statements of operations for the quarter and nine-month period then ended and the performance report, all expressed in Brazilian reais and prepared in accordance with Brazilian accounting practices under the responsibility of the Company’s management.

2.
The interim financial statements for the quarter and nine-month period ended September 30, 2005 and the balance sheet as of June 30, 2005 of the subsidiary Rio Grande Energia S.A. – RGE were reviewed by other independent auditors whose review reports thereon, dated October 25, 2005 and July 26, 2005, respectively, did not contain qualifications. Those auditors also issued a review report, dated October 21, 2004, on the interim financial statements as of September 30, 2004, containing a qualification with respect to the deferral of exchange losses. Our reviews, insofar as they relate to (a) total assets of this subsidiary as of September 30, 2005 and June 30, 2005, which represent 9.9% of the consolidated total assets, (b) result for the periods ended September 30, 2005 and 2004, which represent 4.3% and 6.8%, respectively, of the consolidated total balances; and (c) the investment recorded under the equity method in the individual interim financial statements of its parent company Companhia Paulista de Força e Luz, with effect on the investment balance of that company recorded by the Company, are based solely on the review reports of those independent auditors.

3.
We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its subsidiaries.

4.
Based on our special review and on the reports of the other independent auditors, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

5.
As discussed in Note 3 - item (b) to the interim financial statements, the status of the tariff revisions and adjustments of CPFL Paulista (subsidiary) is as follows: (i) the National Electric Energy Agency (ANEEL) changed, on April 6, 2005, the percentage related to the periodic tariff revision of 2003 for CPFL Paulista, considering this the definitive adjustment. CPFL Paulista recognized the amount of R$ 22,398 thousand, in long-term assets, related to the difference between the regulatory depreciation rate of 4.64% p.a., used by ANEEL to calculate the “quota de reintegração” (regulatory depreciation – accounting depreciation), and the percentage of 4.85%, calculated by CPFL Paulista based on the information provided to ANEEL. Considering this situation, which will require additional discussions between CPFL Paulista and ANEEL, CPFL Paulista’s periodic tariff revision of April 2003 continues to be provisional as it relates to the regulatory depreciation rate used, and accordingly, it is still subject to changes.

6.
We had previously reviewed the balance sheets as of June 30, 2005 (Company and Consolidated), presented for comparative purposes, and our review report thereon, dated July 26, 2005, contained emphasis of matter paragraphs related to: (i) the matter mentioned in paragraph 5 above, (ii) the 2003 periodic tariff revision and the 2004 tariff adjustment of the subsidiary Companhia Piratininga de Força e Luz, which were pending approval by ANEEL on that date, and were approved in October 2005, as described in Note 3 to the interim financial statements, and, (iii) the change in the percentage of amortization of goodwill on acquisition of investments and the merger of subsidiary on June 30, 2004 retroactively to January 1, 2004, as described in Notes 14.2 and 15 to the interim financial statements. The statements of operations (Company and Consolidated) for the quarter and nine-month period ended September 30, 2004, presented for comparative purposes, were reviewed by us and our review report thereon, dated October 28, 2004, contained emphasis of matter paragraphs related to: (i) the 2003 periodic tariff revision and the 2004 tariff adjustment of CPFL Paulista and the subsidiary Companhia Piratininga de Força e Luz, which were pending approval by ANEEL on that date, and were definitely approved in a subsequent period, as described in Note 3 to the interim financial statements, (ii) the change in the percentage of amortization of goodwill on acquisition of investments and the merger of subsidiary on June 30, 2004 retroactively to January 1, 2004, as described in Notes 14.2 and 15 to the interim financial statements and, (iii) transactions within the Wholesale Energy Market (MAE), whose amounts may be subject to change due to lawsuits then pending. This matter and its current status are discussed in Note 5 to the interim financial statements.

7.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo - Brazil
October 25, 2005

DELOITTE TOUCHE TOHMATSU	José Carlos Amadi
Auditores Independentes	Engagement Partner

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES

The subsidiary Companhia Paulista de Força e Luz (“CPFL Paulista”) is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of September 30, 2005, filed at CVM (Brazilian Securities Commission).

The subsidiary CPFL Geração de Energia S.A., is a public company and its Comments on the performance of this quarter (the Company and Consolidated) is attached in the Interim Financial Statements as of September 30, 2005, filed at CVM (Brazilian Securities Commission).

The subsidiary Companhia Piratininga de Força e Luz, is a public company and its Comments on the performance of this quarter is attached in the Interim Financial Statements as of September 30, 2005, filed at CVM (Brazilian Securities Commission).

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.02 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	5 - 07/01/2004 to 09/30/2004
3.01	Operating revenues	372,529	1,012,612	257,139	649,280
3.02	Deductions from operating revenues	(51,384)	(136,995)	(32,348)	(77,455)
3.02.01	ICMS	(17,019)	(43,398)	(8,504)	(19,995)
3.02.02	PIS	(6,110)	(16,661)	(4,242)	(10,713)
3.02.03	COFINS	(28,140)	(76,742)	(19,542)	(46,607)
3.02.04	ISS	(115)	(194)	(60)	(140)
3.03	Net operating revenues	321,145	875,617	224,791	571,825
3.04	Cost of sales and/or services	(269,701)	(703,630)	(185,179)	(452,939)
3.04.01	Cost of electric energy	(265,279)	(693,310)	(181,171)	(444,563)
3.04.02	Material	(737)	(1,348)	(520)	(704)
3.04.03	Outsourced services	(3,685)	(8,972)	(3,441)	(7,513)
3.04.04	Other	0	0	(47)	(159)
3.05	Gross operating income	51,444	171,987	39,612	118,886
3.06	Operating Expenses/Income	(113)	(2,489)	(2,048)	(3,649)
3.06.01	Selling	(2,250)	(8,240)	(2,094)	(5,150)
3.06.02	General and administrative	(15)	(37)	0	0
3.06.03	Financial	2,152	5,788	46	1,501
3.06.03.01	Financial income	3,816	10,402	1,233	5,473
3.06.03.02	Financial expenses	(1,664)	(4,614)	(1,187)	(3,972)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expense	0	0	0	0
3.06.06	Equity in subsidiaries	0	0	0	0

CPFL COMERCIALIZAÇÃO BRASIL S/A

18.02 – INCOME STATEMENT OF SUBSIDIARY (in thousands of Brazilian reais – R$)

1 – Code	2 – Description	3 - 07/01/2005 to 09/30/2005	4 - 01/01/2005 to 09/30/2005	5 - 07/01/2004 to 09/30/2004	5 - 07/01/2004 to 09/30/2004
3.07	Income from operations	51,331	169,498	37,564	115,237
3.08	Nonoperating income (expense)	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Income before taxes on income and minority interest	51,331	169,498	37,564	115,237
3.10	Income tax and social contribution	(17,131)	(57,173)	(12,803)	(39,214)
3.10.01	Social contribution	(4,549)	(15,152)	(3,390)	(10,384)
3.10.02	Income tax	(12,582)	(42,021)	(9,413)	(28,830)
3.11	Deferred income tax and social contribution	0	0	0	0
3.12	Statutory profit sharing/contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on equity	0	0	0	0
3.15	Net income (loss) for the period	34,200	112,325	24,761	76,023
	SHARES OUTSTANDING EX-TREASURY STOCK (in units)	455,996	455,996	300,000	300,000
	EARNINGS PER SHARE	75.00066	246.32892	82.53667	253.41000
	LOSS PER SHARE

18.02 COMMENTS ON PERFORMANCE OF SUBSIDIARIES
CPFL Comercialização Brasil S.A.

Gross revenue

Gross revenue for the third quarter of 2005 was R$ 372,529 thousand, an increase of 44.9% in relation to the same period of 2004, largely due to the operating growth in the sale of energy to free customers and other concessionaires and licensees, the highlight being the operational startup of the new subsidiary Clion as from June 2005.

In the third quarter of 2005, 4,118 GWh were commercialized, compared with 3,128 GWh in the same period of previous year.

Net Income

The net income determined for the nine-month period ended September 30, 2005 was R$ 112,325 thousand, an increase of R$ 36,302 thousand compared to the same period of 2004, a direct result of the growth in its operations.

SUMMARY

Group	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	ITR REFERENCE AND AUDITOR INFORMATION	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR	3
01	10	INVESTOR RELATIONS OFFICER	3
02	01	BALANCE SHEET - ASSETS	4
02	02	BALANCE SHEET - LIABILITIES AND SHAREHOLDERS' EQUITY	5
03	01	INCOME STATEMENT	6
04	01	NOTES TO THE INTERIM FINANCE STATEMENTS	8
05	01	COMMENTS ON PERFORMANCE OF THE QUARTER	52
06	01	CONSOLIDATED BALANCE SHEET - ASSETS	53
06	02	CONSOLIDATED BALANCE SHEET - LIABILITIES & SHAREHOLDERS' EQUITY	54
07	01	CONSOLIDATED INCOME STATEMENT	56
08	01	COMMENTS ON CONSOLIDATED PERFORMANCE OF THE QUARTER	59
09	01	HOLDINGS IN SUBSIDIARIES AND/OR ASSOCIATED COMPANIES	62
15	01	INVESTMENTS	63
16	01	OTHER IMPORTANT INFORMATION ON THE COMPANY	64
17	01	REPORT ON SPECIAL REVIEW-UNQUALIFIED	71
		COMPANHIA PAULISTA DE FORÇA E LUZ - CPFL
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	73
		CPFL GERAÇÃO DE ENERGIA S.A.
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	73
		COMPANHIA PIRATININGA DE FORÇA E LUZ
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES	73
		CPFL COMERCIALIZAÇÃO BRASIL LTDA
18	02	INCOME STATEMENT OF SUBSIDIARIES	74
18	02	COMMENTS ON PERFORMANCE OF SUBSIDIARIES/AFFILIATED COMPANY	76

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 8, 2005

CPFL ENERGIA S.A.

By: /S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: José Antonio de Almeida Filippo Title: Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.